UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York
We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2013, (2) assets both acquired and disposed of within the plan year for the year ended December 31, 2013, and (3) reportable transactions for the year ended December 31, 2013, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 27, 2014

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2013	2012
Assets
Investments, at fair value:
Common/collective trust funds	$8,486,925,279	$5,880,398,553
Equity securities	4,884,966,018	3,876,713,001
Synthetic guaranteed investment contracts	2,202,431,151	2,110,600,307
Registered investment companies (mutual funds)	1,475,607,329	1,626,711,082
Corporate debt securities	1,172,329,979	1,162,772,682
U.S. federal, state, local and non-U.S. government securities	807,836,429	893,719,742
Mortgage-backed securities	89,460,193	124,799,833
Derivative receivables	5,452,169	2,155,221
Money market funds and other	288,831,030	375,911,078
Total investments at fair value	19,413,839,577	16,053,781,499
Receivables:
Contributing employers’ contributions receivable	443,435,973	412,324,672
Notes receivable from participants	463,672,756	394,538,344
Due from brokers for investment securities sold	80,626,839	99,087,744
Participants’ contributions receivable	28,080,316	26,815,375
Dividends and interest receivable	16,422,656	15,958,997
Other receivables	4,797,069	2,344,573
Total assets	20,450,875,186	17,004,851,204

Liabilities
Securities sold, not yet purchased	77,923,041	1,308,058
Derivative payables	2,780,710	2,666,599
Total liabilities at fair value	80,703,751	3,974,657
Payable for securities and interest purchased	247,417,909	283,610,708
Accrued expenses	4,774,984	3,304,366
Other	348,010	67,945
Total liabilities	333,244,654	290,957,676
Net assets reflecting all investments at fair value	20,117,630,532	16,713,893,528
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	346,616	(52,497,941)
Net assets available for benefits	$20,117,977,148	$16,661,395,587
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2013	2012
Additions
Contributions:
Participants	$848,007,132	$789,173,600
Employers	438,186,359	409,539,173
Rollovers	123,655,839	86,237,496
Total contributions	1,409,849,330	1,284,950,269
Investment activities:
Dividend income:
JPMorgan Chase & Co. common stock	74,673,879	71,065,100
Other	80,036,092	85,594,512
Interest income	68,666,420	64,630,114
Net appreciation/(depreciation) in fair value of investments	3,235,887,251	1,949,740,271
Increase in net assets available for benefits from investment activities	3,459,263,642	2,171,029,997
Interest income on notes receivable from participants	13,685,968	12,761,233
Other income	6,771,672	—
Total additions	4,889,570,612	3,468,741,499

Deductions
Benefits paid to participants	1,419,335,071	1,227,490,463
Administrative expenses	13,653,980	12,030,558
Total deductions	1,432,989,051	1,239,521,021
Net change during the year	3,456,581,561	2,229,220,478
Net assets available for benefits, beginning of year	16,661,395,587	14,432,175,109
Net assets available for benefits, end of year	$20,117,977,148	$16,661,395,587
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that is chartered by the Office of the Comptroller of the Currency (“OCC”), a bureau of the United States Department of the Treasury. JPMorgan Chase Bank, N.A.’s main office is located in Columbus, Ohio, and it has retail branches in 23 states. JPMorgan Chase Bank, N.A. operates nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. JPMorgan Chase Bank, N.A. either directly or through such offices, branches and subsidiaries offers a wide range of banking services to its U.S. and non-U.S. customers including investment banking, financial services for consumers and small businesses, commercial banking, financial transactions processing and asset management. Under the J.P. Morgan and Chase brands, JPMorgan Chase Bank, N.A. serves millions of customers in the U.S. and many of the world’s most prominent corporate, institutional and governmental clients.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and legal plan document for a more complete description of the Plan.
General
The Plan enables eligible employees (i.e., Participants) of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund (“Trust Fund”).
The Plan is administered by the Plan Administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan complies with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 60 days of service (prior to October 3, 2013, part-time employees were eligible to participate after completing 90 days of service). Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility (prior to January 1, 2013, the opt-out period was 60 days). Further, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless they make another investment election, Participant contributions are invested in the Plan's qualified default investment funds, the Target Date Funds.
Contributions
Participant Contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation per pay period subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary plus applicable job differential pay (i.e., shift pay). In certain situations, eligible compensation includes other cash earnings (e.g., commissions, draws, and overrides) paid under certain plans that provide compensation in lieu of base salary. Eligible compensation excludes overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit. Effective January 1, 2014, Participants may elect to defer on a pre-tax and/or Roth 401(k) basis through a payroll deduction up to 50% (in 1% increments) of the cash component of any annual incentive compensation for a performance year under the Firm's Performance-Based Incentive Plan or the Branch Profitability Incentive Plan subject to certain legal limitations.

In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Employer Matching Contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution (“Matching Contributions”) on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed at the

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Firm at the end of the calendar year, unless certain specified conditions are met. Participants whose annual total cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of annual total cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Employer Discretionary Contributions
In December 2013 and 2012, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2014 and 2013, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in the absence of such an election, the Target Date Funds which are the Plan's qualified default investment funds.
Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: qualified traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend Election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants hired before May 1, 2009, were immediately 100% vested in the value of the Matching Contributions, including any associated investment performance. Matching Contributions for Participants hired on or after May 1, 2009, will become 100% vested after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited Accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. During the years ended December 31, 2013 and 2012, $901,595 and $1,194,522, respectively, of forfeited nonvested accounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of Contributions
The Plan allows a Participant to withdraw all or any portion of their vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship, provided, however, that earnings realized after December 31, 1988, on Contributions, Matching Contributions made between January 1, 2005, and December 31, 2009, and any discretionary contributions and certain other Contributions under prior plans are not available for hardship withdrawal.
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. If no election is made, then the account distribution will be deferred, automatically, until the month after the Participant attains age 65.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect directly to roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from Participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative Expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee (“Trustee”) uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments by the managers of the funds, investment management fees paid and other expenses directly attributable to the administration of the Plan.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform to the current year's presentation.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment Valuation
All investments are recorded at fair value. For information related to the Plan’s valuation methodologies for its investments, see Note 3 of these financial statements.
Fully Benefit-Responsive Investment Contracts
The Plan accounts for synthetic guaranteed investment contracts (“synthetic GICs”) at contract value. A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan.
Investment contracts held by a defined contribution plan are typically reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The synthetic GICs are presented on the Statement of Net Assets Available for Benefits at the fair value of the investment contracts with an adjustment from fair value to contract value to arrive at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant Withdrawals
Participant withdrawals are recorded when paid.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Differences between Financial Statements and Form 5500
The Plan calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the proceeds and cost of investments, and as the difference between the fair value and cost of investments, respectively. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value of investments at the end of the current year and the prior year.
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid. There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
Foreign Currency Translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.
Accounting and Reporting Developments
Balance sheet netting
In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, or that have otherwise been offset on the Statement of Net Assets Available for Benefits under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, repurchase agreements, and securities borrowing and lending transactions. The guidance was effective for annual reporting periods beginning on or after January 1, 2013. The application of this guidance only relates to the disclosure of these instruments and had no impact on the Plan's Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits. The Plan’s financial assets and liabilities subject to master netting agreements are not material, and thus, the guidance had minimal impact on the disclosure of these instruments.
Revenue from Contracts with Customers
In May 2014, the FASB issued guidance that will result in a new, single revenue accounting model that will replace existing guidance, changes the accounting for revenues from contracts with customers, and requires enhanced disclosures about recognizing revenue from contracts with customers. The objective of this guidance is to establish the principles an entity should apply to report useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance is effective for annual reporting periods beginning after December 15, 2016. The Plan is currently evaluating this guidance to determine the potential impact to the Plan's Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.

3. Fair Value Measurements
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable and unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Assets and Liabilities
JPMorgan Chase & Co. and other equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stock that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Common/collective trust funds and registered investment companies (mutual funds)
These investments are public investment vehicles valued based on the calculated net asset value (“NAV”) of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (purchases and sales at NAV), the NAV is used to value the fund investment and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, investments are classified within level 2 of the valuation hierarchy.
Corporate debt securities, and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 1 or 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. U.S. government agency securities are valued based on quoted prices in active markets and are therefore classified in level 1 of the valuation hierarchy. Nonagency securities are primarily “AAA” rated residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships of recently evidenced market activity to the prices provided from independent pricing services. Such securities are generally classified within level 2 of the valuation hierarchy.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Synthetic guaranteed investment contracts
The fair value of synthetic GICs is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Such investments are generally classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of zero, at both December 31, 2013 and 2012. See Note 6 of these financial statements for further information on these contracts.
Derivatives
Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Plan’s derivative positions are valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and readily observable parameters including interest rates and volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 7 of these financial statements for further information on derivative instruments.
Money market funds and other
These investments predominantly consist of money market funds and securities purchased under resale agreements (“resale agreements”). Money market funds are valued based on the amortized cost method which approximates fair value and are classified within level 1 or 2 of the valuation hierarchy. To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration any derivative features of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments for which the underlying investments (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company, which are in level 2 of the valuation hierarchy. The fair values of investments valued at NAV at December 31, 2013 and 2012, respectively, were $12.2 billion and $10.0 billion, which were classified within the valuation hierarchy as follows: $1.5 billion and $2.0 billion in level 1 and $10.7 billion and $8.0 billion in level 2. These investments consist predominantly of investments in common/collective trust funds, registered investment companies (mutual funds) and synthetic GIC underlying investments.
The investment strategies for common/collective trust funds and registered investment companies (mutual funds) and the synthetic GIC underlying investments are varied, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500 Index, Russell 1000 Index, Barclays Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments are subject to restrictions on redemption; and certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.
Securities sold, not yet purchased
Liabilities measured at fair value include debt security instruments that the Plan has sold to other parties but does not own (i.e., “short” positions). The Plan is obligated to purchase instruments at a future date to cover the short positions at the prevailing market prices; this results in the risk to the Plan that the cost to ultimately settle the obligations may exceed the fair value that is recognized on the Statements of Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the financial instruments carried at fair value as of December 31, 2013 and 2012, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

December 31, 2013	Level 1(a)	Level 2(a)	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$5,034,284,725	$5,034,284,725
Small cap U.S. equity funds	—	853,073,942	853,073,942
Large cap non-U.S. equity funds	—	1,537,410,844	1,537,410,844
Small cap non-U.S. equity funds	—	269,186,920	269,186,920
U.S. fixed income funds	—	570,638,222	570,638,222
Non-U.S. fixed income funds	—	78,417,660	78,417,660
Real estate funds	—	139,194,792	139,194,792
Commodity funds	—	4,718,174	4,718,174
Total common/collective trust funds	—	8,486,925,279	8,486,925,279
Equity securities:
JPMorgan Chase & Co.	3,193,148,001	—	3,193,148,001
Other banks and finance companies	267,308,506	—	267,308,506
Total banks and finance companies	3,460,456,507	—	3,460,456,507
Capital equipment	313,100,081	32	313,100,113
Consumer goods	271,713,587	1,838	271,715,425
Business services	170,332,481	—	170,332,481
Materials	144,202,594	—	144,202,594
Energy	103,195,767	—	103,195,767
Real estate	43,677,050	—	43,677,050
Other	378,285,720	361	378,286,081
Total equity securities	4,884,963,787	2,231	4,884,966,018
Synthetic guaranteed investment contracts	—	2,202,431,151	2,202,431,151
Registered investment companies (mutual funds):
U.S. fixed income funds	947,646,163	6,667,177	954,313,340
Mid cap U.S. equity funds	521,293,989	—	521,293,989
Total registered investment companies (mutual funds)	1,468,940,152	6,667,177	1,475,607,329
Corporate debt securities	—	1,172,329,979	1,172,329,979
U.S. federal, state, local and non-U.S. government securities	694,354,201	113,482,228	807,836,429
Mortgage-backed securities	58,737,165	30,723,028	89,460,193
Derivative receivables	—	5,452,169	5,452,169
Money market funds and other	285,275,555	3,555,475	288,831,030
Total assets measured at fair value(a)	$7,392,270,860	$12,021,568,717	$19,413,839,577
Securities sold, not yet purchased	$77,923,041	$—	$77,923,041
Derivative payables	—	2,780,710	2,780,710
Total liabilities measured at fair value	$77,923,041	$2,780,710	$80,703,751

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Assets and liabilities measured at fair value on a recurring basis

December 31, 2012	Level 1(a)	Level 2(a)	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$3,312,773,991	$3,312,773,991
Small cap U.S. equity funds	—	600,908,858	600,908,858
Large cap non-U.S. equity funds	—	1,152,500,097	1,152,500,097
Small cap non-U.S. equity funds	—	187,706,060	187,706,060
U.S. fixed income funds(b)	235	460,280,711	460,280,946
Non-U.S. fixed income funds	—	60,368,706	60,368,706
Real estate funds	—	101,344,127	101,344,127
Commodity funds	—	4,515,768	4,515,768
Total common/collective trust funds(b)	235	5,880,398,318	5,880,398,553
Equity securities:
JPMorgan Chase & Co	2,724,222,820	—	2,724,222,820
Other banks and finance companies	169,869,134	—	169,869,134
Total banks and finance companies	2,894,091,954	—	2,894,091,954
Capital equipment	246,385,022	1,189,623	247,574,645
Consumer goods	185,840,046	1,838	185,841,884
Business services	124,756,399	—	124,756,399
Materials	92,113,355	—	92,113,355
Energy	83,238,984	—	83,238,984
Real estate	20,189,219	—	20,189,219
Other	228,906,556	5	228,906,561
Total equity securities	3,875,521,535	1,191,466	3,876,713,001
Synthetic guaranteed investment contracts	—	2,110,600,307	2,110,600,307
Registered investment companies (mutual funds):
U.S. fixed income funds	843,225,007	17,955,264	861,180,271
Large cap U.S. equity funds	420,319,926	—	420,319,926
Mid cap U.S. equity funds	345,210,885	—	345,210,885
Total registered investment companies (mutual funds)	1,608,755,818	17,955,264	1,626,711,082
Corporate debt securities	—	1,162,772,682	1,162,772,682
U.S. federal, state, local and non-U.S. government securities	—	893,719,742	893,719,742
Mortgage-backed securities	93,621,348	31,178,485	124,799,833
Derivative receivables	94,228	2,060,993	2,155,221
Money market funds and other(b)	369,455,722	6,455,356	375,911,078
Total assets measured at fair value(a)	$5,947,448,886	$10,106,332,613	$16,053,781,499
Securities sold, not yet purchased	$1,308,058	$—	$1,308,058
Derivative payables	—	2,666,599	2,666,599
Total liabilities measured at fair value	$1,308,058	$2,666,599	$3,974,657

(a)
For the year ended December 31, 2013, $691,466,622 of U.S. Treasury securities were transferred from level 2 to level 1, consistent with how these securities are classified by market participants. For the year ended December 31, 2012, there were no significant transfers between levels 1 and 2.

(b)	Certain money market funds were reclassified from U.S. fixed income funds to money market funds and other.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4. Investment Program
The Plan’s net assets available for benefits at December 31, 2013 and 2012, are held in a Trust Fund administered by JPMorgan Chase Bank, N.A., as Trustee.
As of December 31, 2013, the 30 investment options consist of: nine Target Date Funds and 21 core investment funds, which consist of six fixed-income funds, 10 domestic equity funds, three international equity funds, one emerging market equity fund, and the JPMorgan Chase Common Stock Fund. Effective June 14, 2013, the Plan no longer offered as an investment option the Growth and Income Fund, and all assets that were in that fund were transferred to the Large Cap Value Index Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. J.P. Morgan Retirement Plan Services, LLC, a wholly-owned subsidiary of JPMorgan Chase, is the record keeper for the Plan.
Participants may elect to change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.

5. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012, were as follows:

Description	2013	2012
JPMorgan Chase & Co. common stock	$3,193,148,001	$2,724,222,820
Blackrock Equity Index Fund	2,104,819,120	1,564,651,240
Blackrock Russell 1000 Value Fund	1,084,539,098	—
During the years ended December 31, 2013 and 2012, the Plan’s investments generated net appreciation/(depreciation) as follows:

Description	2013	2012
Based on quoted market prices:
JPMorgan Chase & Co. and other equity securities	$1,252,570,356	$879,599,653
Registered investment companies	378,431,519	175,032,696
Derivative receivables/(payables), net	1,924,773	1,588,916
U.S. federal, state, local and non-U.S. government securities	(50,912,423)	—
Mortgage-backed securities	(635,150)	56,072
Money market funds and other	(121,173)	10,259
Total based on quoted market prices	1,581,257,902	1,056,287,596
Based on estimated fair value:
Common/collective trust funds	1,666,381,381	812,663,030
Corporate debt securities	(4,382,527)	61,556,840
U.S. federal, state, local and non-U.S. government securities	(9,091,835)	16,451,371
Mortgage-backed securities	(1,264,106)	4,223,094
Registered investment companies	918,994	2,057,174
Other equity securities	1,438,507	32,160
Derivative receivables/(payables), net	628,935	(4,998,498)
Money market funds and other	—	1,467,504
Total based on estimated fair value	1,654,629,349	893,452,675
Total net appreciation/(depreciation)	$3,235,887,251	$1,949,740,271

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6. Investments in Synthetic Guaranteed Investment Contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are separately owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recorded in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise. The fair value of the synthetic GICs at December 31, 2013 and 2012, was $2,202,431,151 and $2,110,600,307, respectively. The crediting rate, which tracks current market yields on a trailing basis, is reset each calendar quarter based on data as of the last business day of the month prior to the end of each calendar quarter. Crediting rates are reset in accordance with a formula contained in the contract that allows the contract value of the underlying assets to converge to market value over time; this assumes that the underlying assets continue to earn the current yield of the portfolio for a period of time equal to the portfolio’s current duration. The principal variables that affect the determination of the crediting rate are the current yield and duration of the assets underlying the wrapper contract, the existing difference between the market value of the underlying assets and contract value of the wrapper contract, and fees paid to the issuer of the wrapper contract. All of the Plan’s wrapper contracts have a 0% minimum crediting rate. The average yield and interest crediting rate of the synthetic GICs were 1.96% and 2.22% at December 31, 2013 and 2012, respectively.
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following is a summary of the Plan’s investments related to fully benefit-responsive contracts:

	Risk ratings(a)	Investments at fair value	Wrapper contracts at fair value	Adjustments to contract value	Total investment
Investments at December 31, 2013
Synthetic GICs
Prudential Bond Wrapper	AA	$754,530,654	$—	$2,456,580	$756,987,234
AIG Financial Products Bond Wrapper	A	750,140,944	—	(2,332,941)	747,808,003
ING Wrapper	A	350,032,459	—	67,369	350,099,828
State Street Bank Bond Wrapper	AA	347,727,094	—	155,608	347,882,702
Total synthetic GICs		2,202,431,151	—	346,616	2,202,777,767
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	30,999	—	—	30,999
JPMorgan U.S. Government Money Market Fund - Capital Shares	Not rated	97,701,706	—	—	97,701,706
Total other benefit-responsive contracts		97,732,705	—	—	97,732,705
Total		$2,300,163,856	$—	$346,616	$2,300,510,472
Investments at December 31, 2012
Synthetic GICs
Prudential Bond Wrapper	AA	$709,183,969	$—	$(17,838,265)	$691,345,704
AIG Financial Products Bond Wrapper	AA	649,839,024	—	(17,043,204)	632,795,820
State Street Bank Bond Wrapper	AA	751,577,314	—	(17,616,472)	733,960,842
Total synthetic GICs		2,110,600,307	—	(52,497,941)	2,058,102,366
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	78,388	—	—	78,388
JPMorgan U.S. Government Money Market Fund - Capital Shares	Not rated	173,215,838	—	—	173,215,838
Total other benefit-responsive contracts		173,294,226	—	—	173,294,226
Total		$2,283,894,533	$—	$(52,497,941)	$2,231,396,592

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally corresponds to ratings as defined by Standard & Poor’s.
The underlying assets associated with the other benefit-responsive contracts are held in notes receivable from participants (via the State Street Bank Bond Wrapper) and money markets funds (via the JPMorgan U.S. Government Money Market Fund - Capital Shares) as reported in the Statement of Net Assets Available for Benefits.

7. Derivative Instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage and invest in market risk exposures, predominantly using interest rate, foreign exchange and credit derivative contracts. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section on pages 18–19 of this Note.
Accounting for derivatives
All derivatives are recorded on the Statement of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statement of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the gross notional amount of derivative contracts outstanding as of December 31, 2013 and 2012.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	Notional amounts(a)
December 31,	2013	2012
Interest rate contracts
Swaps	$800,490,626	$207,875,940
Written options	305,900,000	112,800,000
Futures and forwards	22,140,500	64,350,000
Purchased options	18,600,000	4,500,000
Total interest rate contracts	1,147,131,126	389,525,940
Credit derivatives	35,185,000	94,235,000
Foreign exchange contracts
Spot, futures and forwards	57,556,993	59,605,869
Total foreign exchange contracts	57,556,993	59,605,869
Equity contracts
Warrants	7,541	7,247
Total equity contracts	7,541	7,247
Total derivative notional amounts	$1,239,880,660	$543,374,056

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables ( irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2013 and 2012, respectively.

	Derivative receivables		Derivative payables
December 31,	2013	2012	2013	2012
Contract type
Interest rate	$5,007,671	$1,573,711	$2,018,635	$1,470,847
Credit	129,189	392,853	444,582	559,238
Equity	170,674	132,478	—	—
Foreign exchange	144,635	56,179	317,493	636,514
Gross fair value of derivative receivables and payables	$5,452,169	$2,155,221	$2,780,710	$2,666,599
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2013 and 2012, respectively. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

	Derivatives gains/(losses)
Year ended December 31,	2013	2012
Contract type
Interest rate	$3,310,686	$(1,250,604)
Credit	(803,801)	(1,110,325)
Equity	57,996	12,889
Foreign exchange	(11,173)	(1,061,542)
Total	$2,553,708	$(3,409,582)
Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral,

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to conduct its derivative activity under legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default. Collateral/margin agreements provide for a security interest in or title transfer of securities or cash collateral/margin with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against the cash equivalent of any posted collateral/margin.

The amount of derivative receivables reported on the Statement of Net Assets Available for Benefits is the fair value of the derivative contracts irrespective of the effect of legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $3,490,000 and $1,293,000 of cash collateral as of December 31, 2013 and 2012, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $2,780,710 and $2,666,599 as of December 31, 2013 and 2012, respectively. The Plan has posted $1,107,000 and zero of cash collateral as of December 31, 2013 and 2012, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The following table presents a summary of the notional amounts of the Plan’s credit derivatives that were sold as of December 31, 2013 and 2012; all of the credit derivative contracts were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event or the recovery value of the reference obligation, each of which reduces, in the Plan's view, the risks associated with such derivatives.
Total credit derivatives

		Maximum payout/Notional amount(a)

December 31,	Credit derivatives type	Protection sold
2013	Credit default swaps	$(6,600,000)
2012	Credit default swaps	$(14,150,000)

(a)
The notional amounts do not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2013 and 2012, where the Plan is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable with the profile reflected below.
Protection sold – credit derivatives ratings/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value(b)
2013	Investment-grade (AAA to BBB)(a)	$—	$6,600,000	$—	$6,600,000	$123,496
2012	Investment-grade (AAA to BBB)(a)	$3,250,000	$10,900,000	$—	$14,150,000	$330,987

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally correspond to ratings as defined by Standard & Poor's.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.

8. Transactions with Affiliated Parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2013 and 2012:

Year ended December 31, 2013	Aggregate cost of purchases	Aggregate proceeds from sales, redemptions and distributions to participants
JPMorgan U.S. Government Money Market Fund - Capital Shares	$3,739,718,879	$3,823,899,034
JPMorgan Chase & Co. common stock	499,231,113	843,499,197
Core Bond Fund (managed by JPMorgan Investment Advisors)	37,438,096	96,442,069
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	29,122,715	492,645,744
Mid Cap Growth Fund	102,565,388	77,240,975
Short-Term Fixed Income Fund	1,687,902,968	1,695,602,410
Small Cap Core Fund	69,844,323	56,837,996
Stable Value Fund	1,069,070,494	999,956,613

Year ended December 31, 2012
JPMorgan U.S. Government Money Market Fund - Capital Shares	$3,463,497,706	$3,560,776,853
JPMorgan Chase & Co. common stock	465,395,439	685,257,912
Core Bond Fund (managed by JPMorgan Investment Advisors)	65,271,647	39,209,497
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	40,481,061	33,007,509
Mid Cap Growth Fund	52,996,229	56,556,886
Short-Term Fixed Income Fund	1,278,509,201	1,273,042,979
Small Cap Core Fund	26,824,852	40,129,904
Stable Value Fund	492,503,899	442,549,354

9. Tax Status and Federal Income Taxes
On September 16, 2013, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code ("Code"), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2013 and 2012, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. However, currently no audits for any tax periods are in progress. Management of the Plan believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2010.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

10. Net Assets Transferred From Other Plans
The Plan had no transfers in 2013 or 2012.

11. Commitments and Contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management's best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2013, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

12. Risks and Uncertainties
The Plan’s investments include financial instruments which are exposed to various risks such as interest rate, market, credit and country risks. Due to the level of risk associated with certain financial instruments, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 30 (as of December 31, 2013) investment fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.

13. Plan Termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

14. Subsequent Event
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2013, and through June 27, 2014, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	18,357,267 UNITS	$636,394,410	$651,323,169
	BLKRCK DEV'D REAL ESTATE IDX FD	9,355,846 UNITS	124,259,898	139,194,792
	BLKRCK DJ-UBS COMM DAILY FD	615,484 UNITS	5,329,869	4,718,174
	BLKRCK EAFE EQUITY INDEX FD	14,626,591 UNITS	349,673,912	534,648,455
	BLKRCK EMERGING MARKETS FD	18,505,762 UNITS	349,988,972	351,439,220
	BLKRCK EQUITY INDEX FD	66,353,146 UNITS	1,204,431,791	2,104,819,120
	BLKRCK MSCI EAFE SM CAP EQ IDX FD	15,605,672 UNITS	207,393,857	269,186,920
	BLKRCK RUSSELL 1000 GROWTH FD	59,971,090 UNITS	497,810,709	894,049,014
	BLKRCK RUSSELL 1000 INDEX FD	43,664,502 UNITS	684,516,806	950,877,493
	BLKRCK RUSSELL 1000 VALUE FD	48,879,975 UNITS	803,504,367	1,084,539,098
	BLKRCK RUSSELL 2000 INDEX FD	25,910,240 UNITS	523,810,996	853,073,942
	BLKRCK US DEBT INDEX FD	19,699,228 UNITS	522,702,302	538,212,471
	BLKRCK US TIPS FD	1,737,165 UNITS	32,949,441	32,425,751
*	JPMAM EMBI GLOBAL FD	1,535,193 UNITS	73,044,801	78,417,660
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		6,015,812,131	8,486,925,279
EQUITY SECURITIES:
	3M CO	47,925 SHARES	3,891,051	6,721,481
	ABB LTD	126,656 SHARES	3,197,827	3,343,884
	ACADIA HEALTHCARE CO INC	33,213 SHARES	458,531	1,571,971
	ACTIVISION BLIZZARD INC	447,747 SHARES	5,177,812	7,983,329
	ADECOAGRO SA	176,297 SHARES	1,749,590	1,426,243
	AES CORP	259,800 SHARES	2,997,818	3,769,698
	AIR METHODS CORP	70,033 SHARES	1,141,067	4,085,025
	AKAMAI TECHNOLOGIES	132,495 SHARES	5,036,400	6,251,114
	AKZO NOBEL	139,629 SHARES	8,625,101	10,839,916
	ALLEGHENY TECHNOLOGIES INC	182,255 SHARES	7,497,890	6,493,746
	ALLEGION PLC COMMON STOCK	10,951 SHARES	226,223	483,924
	ALLERGAN INC	35,935 SHARES	3,607,960	3,991,660
	ALLIANCE DATA SYSTEM	24,135 SHARES	2,318,250	6,345,816
	ALLSTATE CORP	77,050 SHARES	2,580,506	4,202,307
	AMAZON COM INC	2,800 SHARES	576,891	1,116,612
	AMERICAN EXPRESS CO	96,935 SHARES	4,297,312	8,794,913
	AMERICAN TOWER CORP	241,380 SHARES	9,339,983	19,266,952
	AMERIPRISE FINANCIAL IN	27,050 SHARES	1,317,834	3,112,102
	AMETEK INC	90,547 SHARES	2,702,162	4,769,110
	AMGEN INC	30,700 SHARES	1,782,689	3,504,712
	ANADARKO PETROLEUM CORP	45,080 SHARES	3,334,968	3,575,746
	ANHEUSER-BUSCH INBEV	41,695 SHARES	3,861,210	4,438,850
	ANIXTER INTL INC	29,806 SHARES	1,811,222	2,677,771
	APACHE CORP	61,100 SHARES	4,872,793	5,250,934
	APPLE INC	10,610 SHARES	3,056,760	5,953,377
	ARTISAN PARTNERS ASSET MGMT INC	15,378 SHARES	615,616	1,002,492
	ASBURY AUTOMOTIVE GRP INC	31,448 SHARES	844,521	1,690,016
	ASTORIA FINANCIAL CORP	336,185 SHARES	6,815,218	4,649,439
	AT&T INC	172,500 SHARES	5,085,276	6,065,100
	ATMI INC	26,156 SHARES	561,194	790,173
	AUTODESK INC	103,875 SHARES	3,798,781	5,228,029
	AUTOZONE INC	13,500 SHARES	5,092,151	6,452,190
	AVIVA PLC	743,770 SHARES	5,950,766	5,539,715
	AVON PRODUCTS INC	113,550 SHARES	2,689,535	1,955,331
	AXA	124,096 SHARES	3,051,536	3,455,871
	BAKER HUGHES INC	48,800 SHARES	2,644,867	2,696,688

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	BALFOUR BEATTY	582,680 SHARES	2,811,176	2,768,768
	BANCO BILBAO VIZCAYA ARGENTARIA	254,127 SHARES	2,589,790	3,133,360
	BANK OF AMERICA CORP	516,900 SHARES	9,650,905	8,048,133
	BANK OF THE OZARKS	59,787 SHARES	1,836,140	3,383,346
	BANKRATE INC	156,690 SHARES	2,710,183	2,811,019
	BANKUNITED INC	53,909 SHARES	1,536,033	1,774,684
	BARCLAYS	1,431,606 SHARES	5,906,396	6,448,199
	BARD(C.R.) INC	46,765 SHARES	3,352,629	6,263,704
	BAYER AG	35,420 SHARES	2,097,828	4,975,873
	BG GRP	254,038 SHARES	4,878,493	5,459,237
	BIOGEN IDEC INC	23,480 SHARES	3,455,342	6,568,530
	BLACKROCK INC	13,510 SHARES	3,351,985	4,275,510
	BNP PARIBAS	80,849 SHARES	5,163,128	6,311,143
	BOEING CO	24,150 SHARES	1,818,402	3,296,233
	BONANZA CREEK ENERGY INC	50,262 SHARES	1,292,150	2,184,889
	BORG-WARNER INC	240,060 SHARES	4,265,714	13,421,755
	BOSTON PROPERTIES INC	58,110 SHARES	4,560,896	5,832,501
	BRISTOL-MYERS SQUIBB CO	116,525 SHARES	5,215,132	6,193,304
	BRITISH AMERICAN TOBACCO	144,529 SHARES	5,783,458	7,751,000
	BROADSOFT INC	56,734 SHARES	1,793,320	1,551,108
	BRUKER CORP	42,137 SHARES	814,913	833,048
	CADENCE DESIGN SYSTEMS INC	163,914 SHARES	1,522,511	2,298,074
	CANADIAN PACIFIC RAILWAYS	32,950 SHARES	2,268,682	4,985,994
	CARDIOVASCULAR SYSTEMS INC	31,272 SHARES	985,282	1,072,317
	CARNIVAL CORP	176,447 SHARES	6,150,911	7,189,600
	CAVIUM INC	117,150 SHARES	3,706,172	4,042,846
	CBRE GRP INC	268,319 SHARES	5,033,207	7,056,790
	CELANESE CORP	114,550 SHARES	4,997,973	6,335,760
	CENTENE CORP	58,584 SHARES	2,073,336	3,453,527
	CF INDUSTRIES HOLDINGS INC	37,120 SHARES	7,611,531	8,650,445
	CHATHAM LODGING TRUST	96,100 SHARES	1,696,912	1,965,245
	CHEESECAKE FACTORY	63,944 SHARES	1,820,915	3,086,577
	CHEFS WAREHOUSE INC	77,580 SHARES	1,706,344	2,262,233
	CHENIERE ENERGY INC	12,724 SHARES	195,760	548,659
	CHEVRON CORP	60,100 SHARES	4,559,830	7,507,091
	CHICOS FAS INC	129,395 SHARES	2,367,743	2,437,802
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	—	32
	CHINA MERCHANTS HOLDINGS INTL	548,000 SHARES	1,675,516	2,000,116
	CHIPOTLE MEXICAN GRILL	4,040 SHARES	1,298,724	2,152,431
	CINEMARK HOLDINGS INC	128,107 SHARES	2,922,421	4,269,806
	CIRCOR INTL INC	11,926 SHARES	597,236	963,382
	CISCO SYSTEMS INC	183,450 SHARES	3,528,288	4,118,452
	CITIGRP INC	38,600 SHARES	1,832,101	2,011,446
	CITRIX SYSTEMS INC	25,846 SHARES	1,640,798	1,634,759
	CNOOC	3,648,000 SHARES	7,104,419	6,784,351
	COACH INC	91,618 SHARES	5,358,636	5,142,518
	COBALT INTL ENERGY INC	114,510 SHARES	3,151,041	1,883,689
	COGENT COMMUNICATIONS GRP INC	71,518 SHARES	1,718,441	2,890,042
	COGNIZANT TECH SOLUTIONS CORP	74,760 SHARES	4,757,772	7,549,265
	COLONY FINANCIAL INC	73,024 SHARES	1,566,494	1,481,657
	COLUMBIA BANKING SYSTEMS INC	43,607 SHARES	1,047,293	1,199,629
	COMCAST CORP	168,785 SHARES	5,290,649	8,713,054

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	COMMVAULT SYSTEMS INC	21,435 SHARES	546,978	1,605,053
	CONSOL ENERGY INC	56,050 SHARES	1,945,754	2,132,142
	CONSTELLIUM	87,436 SHARES	1,349,589	2,034,635
	CORNERSTONE ONDEMAND INC	55,213 SHARES	2,427,244	2,945,061
	CORPORATE EXECUTIVE BOARD CO	37,837 SHARES	1,172,457	2,929,719
	COVANCE INC	94,005 SHARES	4,937,955	8,278,080
	COVIDIEN PLC	111,720 SHARES	4,750,002	7,608,132
	CREDIT AGRICOLE	11,389 SHARES	139,096	146,028
	CSX CORP	368,215 SHARES	4,782,166	10,593,546
	CUMMINS INC	115,840 SHARES	4,387,847	16,329,965
	CURTISS-WRIGHT CORP	45,136 SHARES	2,125,795	2,808,813
	CVS CAREMARK CORP	73,710 SHARES	3,496,016	5,275,425
	CYBER-CARE INC	12,250 SHARES	—	1,838
	DAIMLER AG	93,682 SHARES	4,682,553	8,119,705
	DARDEN RESTAURANTS INC	116,735 SHARES	4,707,893	6,346,882
	DARLING INTL INC	115,403 SHARES	2,197,995	2,409,615
	DEALERTRACK TECHNOLOGIES INC	4,665 SHARES	150,024	224,293
	DECKERS OUTDOOR CORP	27,708 SHARES	1,317,385	2,340,218
	DIAGEO	22,885 SHARES	2,849,672	3,030,432
	DOLLAR GENERAL CORP	50,180 SHARES	2,437,371	3,026,858
	DORMAN PRODUCTS INC	29,619 SHARES	1,466,312	1,660,737
	DOUGLAS EMMETT INC	38,073 SHARES	694,439	886,720
	DR HORTON INC	682,145 SHARES	14,936,063	15,225,476
	DRESSER RAND GRP	28,008 SHARES	1,031,358	1,670,117
	DSW INC	80,634 SHARES	2,991,427	3,445,491
	DUNKIN BRANDS GRP INC	110,085 SHARES	3,446,055	5,306,097
	EAGLE WORLDWIDE INC	3,950 SHARES	—	356
	EAST WEST BANCORP INC	123,193 SHARES	3,503,726	4,308,059
	EASTMAN CHEMICAL CO	141,370 SHARES	4,359,629	11,408,559
	EATON CORP PLC	57,525 SHARES	2,278,323	4,378,803
	EATON VANCE CORP	228,940 SHARES	6,839,774	9,796,342
	EBAY INC	41,235 SHARES	1,279,746	2,263,389
	ECHOSTAR CORP	146,055 SHARES	5,572,362	7,261,855
	EMERSON ELECTRIC CO	30,150 SHARES	1,560,873	2,115,927
	ENTERGY CORP	50,900 SHARES	3,547,550	3,220,443
	ENVISION HEALTHCARE HLDGS INC	56,597 SHARES	1,420,889	2,010,325
	EQT CORP	34,150 SHARES	1,675,536	3,065,987
	EQUIFAX INC	58,950 SHARES	3,721,265	4,072,855
	EVERCORE PARTNERS INC	36,945 SHARES	1,153,175	2,208,572
	EXELON CORP	94,250 SHARES	3,813,035	2,581,507
	EXPRESS INC	85,619 SHARES	1,633,304	1,598,507
	EXPRESS SCRIPTS HLDG CO	224,362 SHARES	6,247,535	15,759,187
	EXXON MOBIL CORP	75,750 SHARES	5,217,429	7,665,900
	FACEBOOK INC	132,010 SHARES	3,311,295	7,215,667
	FIFTH THIRD BANCORP	138,200 SHARES	2,515,334	2,906,346
	FIRST POTOMAC REALTY TRUST	41,916 SHARES	654,306	487,483
	FLEXTRONICS INTL	717,460 SHARES	5,129,665	5,574,664
	FLUIDIGM CORP	82,650 SHARES	1,259,994	3,167,148
	FORTINET INC	63,417 SHARES	1,133,002	1,213,167
	GATX CORP	113,970 SHARES	4,704,307	5,945,815
	GDF SUEZ	106,736 SHARES	2,083,845	2,514,279
	GENERAL ELECTRIC CO	242,200 SHARES	6,804,301	6,788,866

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	GENERAL MOTORS CO	142,050 SHARES	4,264,054	5,805,575
	GENESEE & WYOMING INC	21,350 SHARES	1,009,187	2,050,667
	GENMARK DIAGNOSTICS INC	136,050 SHARES	636,933	1,810,825
	GILEAD SCIENCES INC	149,870 SHARES	3,737,410	11,262,730
	GIVAUDAN	3,098 SHARES	2,614,383	4,437,906
	GLOBAL PAYMENTS INC	132,282 SHARES	5,832,435	8,597,007
	GOLDMAN SACHS GRP INC	14,550 SHARES	1,784,003	2,579,133
	GOOGLE INC	13,160 SHARES	9,233,996	14,748,544
	GRAINGER(W.W.) INC	2,730 SHARES	714,783	697,297
	GREAT LAKES DREDGE & DOCK CORP	162,935 SHARES	1,099,100	1,499,002
	GREEN MNT COFFEE ROASTERS INC	93,135 SHARES	4,638,364	7,039,143
	HAIN CELESTIAL GRP INC	43,438 SHARES	2,647,377	3,943,302
	HARLEY DAVIDSON	81,665 SHARES	3,663,786	5,654,485
	HARRIS TEETER SUPERMARKETS INC	31,211 SHARES	990,123	1,540,263
	HEALTHWAYS INC	98,583 SHARES	1,148,832	1,513,249
	HEARTLAND EXPRESS INC	172,909 SHARES	2,659,168	3,392,475
	HERSHA HOSPITALITY TRUST	234,418 SHARES	1,414,120	1,305,708
	HERTZ GLOBAL HOLDINGS INC	146,695 SHARES	3,192,116	4,198,411
	HESS CORP	40,950 SHARES	2,104,045	3,398,850
	HITACHI	573,000 SHARES	3,494,681	4,339,546
	HITTITE MICROWAVE CORP	39,243 SHARES	1,746,142	2,422,470
	HOME DEPOT INC	84,895 SHARES	6,014,312	6,990,254
	HONEYWELL INTL INC	40,350 SHARES	1,650,450	3,686,779
	HSBC HLDGS	613,900 SHARES	6,760,513	6,662,542
	HUMANA INC	50,840 SHARES	3,791,322	5,247,705
	HUNT(J.B.)TRANSPORT SERVICES INC	43,350 SHARES	2,103,299	3,350,955
	HUNTINGTON INGALLS INDTR'S INC	63,671 SHARES	4,319,477	5,731,027
	HURON CONSULTING GRP INC	50,119 SHARES	1,786,801	3,143,464
	IDEX CORP	30,835 SHARES	1,143,807	2,277,165
	IHS INC	35,060 SHARES	3,510,636	4,196,682
	ILLINOIS TOOL WORKS INC	33,750 SHARES	1,695,511	2,837,700
	IMAX CORP	82,145 SHARES	2,320,081	2,421,635
	IMPERIAL OIL	160,300 SHARES	6,756,189	7,096,952
	INGERSOLL-RAND PLC	32,850 SHARES	879,641	2,023,560
	INSULET CORP	14,969 SHARES	261,558	555,350
	INTEGRYS ENERGY GRP INC	82,265 SHARES	4,003,327	4,476,039
	INTERCONTINENTAL EXCHNG GRP INC	75,095 SHARES	6,785,901	16,890,367
	INTERXION HLDG	59,275 SHARES	1,373,976	1,399,483
	INTL CONSOLIDATED AIRL GRP	729,797 SHARES	3,011,105	4,851,827
	INTL GAME TECH	227,225 SHARES	5,143,368	4,126,406
	INTL PAPER CO	108,200 SHARES	3,667,601	5,305,046
	INTUIT INC	202,695 SHARES	9,075,408	15,469,682
	INTUITIVE SURGICAL INC	7,745 SHARES	3,403,773	2,974,700
	INVESCO LTD	73,250 SHARES	1,675,268	2,666,300
	JGC CORP	84,000 SHARES	1,712,273	3,296,703
	JIVE SOFTWARE INC	56,446 SHARES	890,150	635,017
	JOHNSON & JOHNSON	65,350 SHARES	4,229,869	5,985,406
	JOY GLOBAL INC	111,430 SHARES	6,320,420	6,517,541
*	JPMORGAN CHASE & CO.	54,602,394 SHARES	2,164,988,870	3,193,148,001
	JUNIPER NETWORKS	158,295 SHARES	4,197,612	3,572,718
	KANSAS CITY SOUTHERN	24,580 SHARES	2,318,330	3,043,741
	KBC GROEP	54,176 SHARES	2,742,141	3,079,388

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	KDDI CORP	140,800 SHARES	4,478,425	8,667,295
	KELLOGG CO	35,200 SHARES	1,828,401	2,149,664
	KEYCORP	720,280 SHARES	5,563,289	9,666,158
	KOHLS CORP	80,000 SHARES	3,838,226	4,540,000
	KOREA ELECTRIC POWER CORP	200,085 SHARES	3,110,766	3,323,412
	KORN-FERRY INTL	90,841 SHARES	1,665,797	2,372,767
	KYTHERA BIOPHARMACEUTICALS INC	39,113 SHARES	879,712	1,456,959
	L INTL COMPUTERS INC	21,600 SHARES	—	2
	LAREDO PETROLEUM HLDGS INC	29,460 SHARES	691,045	815,747
	LEGRAND PROMESSE	103,559 SHARES	3,987,610	5,716,527
	LENNAR CORP	152,415 SHARES	4,958,634	6,029,537
	LIBERTY MEDIA CORP	6,825 SHARES	433,037	999,521
	LIFEPOINT HOSPITALS INC	36,998 SHARES	1,309,556	1,954,974
	LINDE	14,840 SHARES	2,008,524	3,109,237
	LINK REAL ESTATE INVESTMENT	306,174 SHARES	1,493,489	1,484,719
	LINKEDIN CORP	18,715 SHARES	3,038,906	4,057,973
	LLOYDS BANKING GRP	4,401,198 SHARES	4,025,534	5,749,945
	LOCKHEED MARTIN CORP	11,500 SHARES	914,057	1,709,590
	LOWES COMPANIES INC	275,625 SHARES	7,441,589	13,657,218
	LULULEMON ATHLETICA INC	72,485 SHARES	4,899,926	4,278,790
	LUMOS NETWORKS CORP	57,531 SHARES	827,426	1,208,151
	MALLINCKRODT PLC	6,818 SHARES	216,625	356,309
	MARCUS & MILLICHAP INC	31,009 SHARES	375,593	462,034
	MARKETO INC	21,461 SHARES	745,605	795,559
	MARSH & MCLENNAN COS INC	125,250 SHARES	3,857,328	6,057,090
	MASCO CORP	275,135 SHARES	5,644,440	6,264,824
	MASTERCARD INC	8,910 SHARES	3,544,968	7,443,949
	MATTEL INC	283,405 SHARES	6,250,701	13,484,410
	MATTRESS FIRM HLDG CORP	83,809 SHARES	2,708,402	3,607,139
	MEAD JOHNSON NUTRITION	20,085 SHARES	1,544,805	1,682,320
	MEDNAX INC	142,590 SHARES	5,176,756	7,611,454
	MERCK & CO INC	142,450 SHARES	4,784,423	7,129,622
	METLIFE INC	64,800 SHARES	2,550,897	3,494,016
	MFA FINANCIAL INC	523,913 SHARES	4,024,621	3,698,826
	MICHAEL KORS HOLDINGS LTD	26,490 SHARES	1,415,835	2,150,723
	MICHAEL PAGE INTL PLC	307,034 SHARES	1,444,250	2,481,602
	MICROSOFT CORP	322,855 SHARES	10,356,378	12,084,463
	MOBILE MINI	67,616 SHARES	1,515,603	2,784,427
	MOLINA HEALTHCARE INC	57,191 SHARES	1,993,855	1,987,387
	MONDELEZ INTL INC	128,605 SHARES	4,094,916	4,539,756
	MONSANTO CO	58,915 SHARES	4,450,376	6,866,543
	MONSTER BEVERAGE CORP	61,885 SHARES	3,419,964	4,193,946
	MOOG INC	23,335 SHARES	861,373	1,585,380
	MORGAN STANLEY	234,850 SHARES	5,791,622	7,364,896
	MOTORS LIQUIDATION CO	765 SHARES	—	24,595
	MURPHY OIL CORP	84,115 SHARES	4,524,089	5,457,381
	MWI VETERINARY SUPPLY INC	12,003 SHARES	476,900	2,047,592
	NABORS INDUSTRIES	329,555 SHARES	6,053,178	5,599,139
	NETSCOUT SYSTEMS INC	48,147 SHARES	1,250,268	1,424,670
	NEWFIELD EXPLORATION CO	246,622 SHARES	11,164,234	6,074,299
	NIELSEN HOLDINGS	98,155 SHARES	3,551,938	4,504,333
	NIKON CORP	88,400 SHARES	1,655,128	1,689,697

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	NORTHERN TRUST CORP	84,410 SHARES	5,266,432	5,224,135
	NOVADAQ TECHNOLOGIES CO	132,330 SHARES	1,504,629	2,182,122
	NOVARTIS	115,729 SHARES	6,434,070	9,265,087
	NOWAUTO INC	12,999 SHARES	—	1
	NRG ENERGY INC	180,200 SHARES	3,887,520	5,175,344
	NTELOS HLDGS CORP	11,961 SHARES	291,882	241,971
	ONEOK INC	81,751 SHARES	2,178,307	5,083,277
	ORACLE CORP	167,060 SHARES	4,747,269	6,391,716
	ORBCOMM INC	209,149 SHARES	1,394,424	1,326,005
	PACIRA PHARMACEUTICALS INC	71,927 SHARES	1,417,462	4,135,083
	PANERA BREAD CO	8,300 SHARES	1,433,527	1,466,527
	PARKWAY PROPERTIES INC	38,517 SHARES	600,888	743,000
	PDC ENERGY INC	17,156 SHARES	764,415	913,042
	PEBBLEBROOK HOTEL TRUST	60,666 SHARES	1,408,627	1,866,086
	PEPSICO INC	42,750 SHARES	2,865,430	3,545,685
	PEUGEOT SA	117,732 SHARES	1,674,651	1,531,115
	PFIZER INC	301,900 SHARES	6,394,366	9,247,197
	PG&E CORP	81,200 SHARES	3,439,241	3,270,736
	PHILLIPS VAN HEUSEN CORP	23,365 SHARES	2,390,453	3,178,107
	PIER 1 IMPORTS INC	110,545 SHARES	1,985,935	2,551,379
	PINNACLE ENTERTAINMENT INC	136,209 SHARES	1,584,130	3,540,072
	PINNACLE FINANCIAL PARTNERS	76,520 SHARES	1,872,341	2,489,196
	PNC FINANCIAL SERVICES GRP	34,100 SHARES	2,024,690	2,645,478
	POLYPORE INTL INC	39,791 SHARES	1,448,569	1,547,870
	POSTNL	545,903 SHARES	4,770,766	3,121,742
	POWER INTEGRATIONS INC	80,563 SHARES	2,558,804	4,497,027
	PRECISION CASTPARTS CORP	9,610 SHARES	1,846,214	2,587,973
	PREMIER INC	44,756 SHARES	1,375,906	1,645,231
	PRICELINE.COM INC	5,850 SHARES	3,318,942	6,800,040
	PROCTER & GAMBLE CO	64,200 SHARES	3,963,495	5,226,522
	PROGRESSIVE CORP	276,030 SHARES	4,861,722	7,527,338
	PROSPERITY BANCSHARES INC	65,620 SHARES	2,717,088	4,159,652
	PROTECTIVE LIFE CORP	283,623 SHARES	7,509,762	14,368,341
	QLIK TECHNOLOGIES INC	83,238 SHARES	2,043,150	2,216,628
	RALLY SOFTWARE DEV CORP	89,834 SHARES	2,263,472	1,747,271
	RALPH LAUREN CORP	15,240 SHARES	2,405,313	2,690,927
	RAYMOND JAMES FINANCIAL INC	156,695 SHARES	4,352,644	8,177,912
	RAYTHEON CO	34,800 SHARES	1,638,644	3,156,360
	RBC BEARINGS INC	29,016 SHARES	853,814	2,052,882
	REALPAGE INC	102,986 SHARES	2,283,907	2,407,813
	REED ELSEVIER NV	497,947 SHARES	6,827,896	10,566,649
	REGENERON PHARMACEUTICALS INC	12,080 SHARES	2,084,813	3,324,899
	REINSURANCE GRP OF AMERICA	88,065 SHARES	5,066,473	6,817,112
	RELIANCE STEEL & ALUMINIUM	25,182 SHARES	1,306,670	1,909,803
	RENAISSANCERE HLDGS	70,697 SHARES	6,538,778	6,881,646
	RESTORATION HARDWARE HLDGS INC	13,346 SHARES	833,527	898,186
	REXAM	418,557 SHARES	2,443,035	3,677,612
	REXNORD CORP	31,433 SHARES	507,778	849,005
	RIO TINTO	55,707 SHARES	2,635,162	3,145,766
	ROADRUNNER TRANSPRTN SYSTEMS	56,005 SHARES	1,405,893	1,509,335
	ROCHE HLDG	22,463 SHARES	3,418,451	6,294,237
	ROCK-TENN CO	155 SHARES	—	16,277

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ROLLS-ROYCE HLDGS	14,377,620 SHARES	1,471,617	3,513,365
	ROSETTA RESOURCES INC	94,444 SHARES	3,931,086	4,537,090
	ROSS STORES INC	54,500 SHARES	4,121,831	4,083,685
	ROYAL DUTCH SHELL	209,480 SHARES	8,384,515	8,938,318
	RYANAIR HLDGS	24,500 SHARES	661,908	1,149,785
	SAFRAN S.A.	240,425 SHARES	2,676,337	4,144,927
	SAGENT PHARMACEUTICALS INC	27,856 SHARES	616,638	706,985
	SALESFORCE.COM INC	88,370 SHARES	3,631,919	4,877,140
	SANOFI	88,300 SHARES	7,374,544	9,383,421
	SAP	45,454 SHARES	2,725,395	3,902,683
	SBA COMMUNICATIONS	16,182 SHARES	423,086	1,453,791
	SCHWAB(CHARLES)CORP	118,350 SHARES	1,569,369	3,077,100
	SCOTTS MIRACLE-GRO CO	89,990 SHARES	4,162,706	5,599,178
	SEALED AIR CORP	281,490 SHARES	5,276,446	9,584,734
	SEMBCORP INDUSTRIES	550,000 SHARES	2,243,176	2,391,494
	SEMBCORP MARINE	764,000 SHARES	3,063,168	2,692,698
	SEMGRP CORP	61,038 SHARES	2,915,150	3,981,509
	SEMTECH CORP	80,244 SHARES	2,727,031	2,028,568
	SERVICENOW INC	44,325 SHARES	1,312,587	2,482,643
	SHERWIN-WILLIAMS CO	20,155 SHARES	3,525,820	3,698,442
	SHIN-ETSU CHEMICAL CO	106,900 SHARES	5,967,907	6,244,860
	SIEMENS	63,559 SHARES	6,635,238	8,695,930
	SIGNATURE BANK	32,761 SHARES	2,273,749	3,519,187
	SIRIUS XM HOLDINGS INC	972,065 SHARES	2,016,677	3,392,507
	SK TELECOM	202,791 SHARES	4,171,859	4,992,714
	SKANDINAVISKA ENSKILDA BANKEN	357,412 SHARES	3,136,188	4,719,045
	SLM CORP	99,300 SHARES	1,239,981	2,609,604
	SMURFIT KAPPA GRP	90,238 SHARES	1,745,476	2,220,774
	SNAP-ON INC	85,305 SHARES	3,275,111	9,342,604
	SODASTREAM INTL LTD	39,701 SHARES	2,378,848	1,970,758
	SOLARWINDS INC	61,052 SHARES	2,161,840	2,309,597
	SONOCO PRODUCTS CO	164,841 SHARES	5,750,194	6,877,167
	SOUTHWEST AIRLINES CO	358,600 SHARES	3,913,221	6,756,024
	SPECTRA ENERGY CORP	71,000 SHARES	1,531,847	2,529,020
	SPIRIT AIRLINES INC	86,991 SHARES	2,670,652	3,950,261
	SPLUNK INC	1,425 SHARES	45,153	97,855
	ST JOE CO	64,450 SHARES	1,785,627	1,236,796
	STARWOOD HTLS WRLD PAIRED	63,410 SHARES	3,631,765	5,037,925
	STIFEL FINANCIAL CORP	164,974 SHARES	6,351,975	7,905,554
	SUMITOMO MITSUI FINCL GRP INC	76,200 SHARES	3,254,208	3,929,442
	SYMETRA FINANCIAL CORP	223,327 SHARES	2,833,135	4,234,280
	SYNOPSYS INC	193,645 SHARES	4,630,460	7,856,178
	TANDEM DIABETES CARE INC	45,655 SHARES	939,210	1,176,529
	TARGA RESOURCES CORP	50,579 SHARES	2,470,543	4,459,550
	TE CONNECTIVITY LTD	46,500 SHARES	1,501,556	2,562,615
	TEAM HEALTH HLDGS INC	21,346 SHARES	548,446	972,310
	TECHNIP	54,374 SHARES	4,955,044	5,234,236
	TECNICAS REUNIDAS	63,854 SHARES	3,375,531	3,474,191
	TELEDYNE TECHNOLOGIES INC	9,323 SHARES	404,450	856,411
	TEREX CORP	44,185 SHARES	1,518,666	1,855,328
	TESCO	726,099 SHARES	4,033,648	4,020,898
	TEXAS INSTRUMENTS INC	61,550 SHARES	1,892,537	2,702,661

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	TEXAS ROADHOUSE	103,944 SHARES	1,706,694	2,889,643
	THERMO FISHER SCIENTIFIC INC	49,050 SHARES	2,667,273	5,461,718
	TIME WARNER CABLE INC	40,650 SHARES	2,436,050	5,508,075
	TIME WARNER INC	153,305 SHARES	6,259,436	10,688,425
	TJX COS INC	295,650 SHARES	4,634,636	18,841,775
	TOKYO ELECTRON	6,600 SHARES	276,779	361,695
	TOTAL S.A.	87,192 SHARES	4,396,004	5,350,111
	TOYOTA MOTOR CORP	108,200 SHARES	4,264,907	6,609,048
	TW TELECOM INC	43,208 SHARES	837,423	1,316,548
	TWENTY-FIRST CENTURY FOX INC	178,355 SHARES	3,604,333	6,274,529
	UBS	409,249 SHARES	6,858,385	7,786,016
	UNILEVER NV CVA	79,308 SHARES	2,990,808	3,199,244
	UNION PACIFIC CORP	27,475 SHARES	1,792,897	4,615,800
	UNITED NATURAL FOODS INC	23,403 SHARES	884,881	1,764,352
	UNITED TECHNOLOGIES CORP	48,750 SHARES	3,902,779	5,547,750
	URS CORP	112,150 SHARES	3,874,301	5,942,829
	US BANCORP DELAWARE	233,400 SHARES	6,144,506	9,429,360
	VAIL RESORTS INC	54,446 SHARES	2,205,538	4,095,973
	VALIDUS HOLDING LTD	61,719 SHARES	1,847,985	2,486,659
	VALSPAR CORP	180,030 SHARES	5,220,468	12,834,339
	VERTEX PHARMACEUTICAL	21,840 SHARES	1,752,093	1,622,712
	VISA INC	24,940 SHARES	3,398,685	5,553,639
	VITACOST.COM INC	122,297 SHARES	1,000,848	708,100
	VODAFONE GRP	1,849,096 SHARES	4,650,354	7,258,280
	VULCAN MATERIALS CO	32,600 SHARES	1,437,807	1,937,092
	WADDELL & REED FINANCIAL INC	65,122 SHARES	2,252,851	4,240,745
	WAL-MART STORES INC	29,100 SHARES	1,621,842	2,289,879
	WALT DISNEY(HLDG)CO	87,140 SHARES	3,802,626	6,657,496
	WATCHIT TECHNOLOGIES INC	50,397 SHARES	—	5
	WEBMD HEALTH CORP	22,373 SHARES	846,534	883,734
	WELLS FARGO & CO	76,350 SHARES	2,265,642	3,466,290
	WEST CORP	78,357 SHARES	1,592,761	2,014,558
	WESTERN REFINING INC	34,649 SHARES	1,383,076	1,469,464
	WESTERN UNION COMPANY	120,200 SHARES	1,782,809	2,073,450
	WEYERHAEUSER CO	147,550 SHARES	3,580,359	4,658,153
	WHITE MOUNTAINS INSURANCE GRP	8,403 SHARES	2,965,794	5,067,681
	WHITING PETROLEUM CORP	104,100 SHARES	5,934,836	6,440,667
	WINTRUST FINANCIAL CORP	60,448 SHARES	2,251,172	2,787,862
	WW OIL AND GAS INC	284 SHARES	—	2
	WYNDHAM WORLDWIDE	46,615 SHARES	2,767,626	3,435,059
	WYNN RESORTS	24,585 SHARES	3,251,784	4,774,653
	XILINX INC	215,875 SHARES	6,515,435	9,912,980
	XL GRP PLC	102,022 SHARES	2,369,526	3,248,380
	YUE YUEN INDUSTRIAL HLDGS	437,500 SHARES	906,449	1,461,390
	YUM BRANDS INC	44,195 SHARES	3,029,803	3,341,584
	ZURICH INS GROUP LTD	16,101 SHARES	3,302,383	4,679,944
	TOTAL EQUITY SECURITIES		3,360,232,581	4,884,966,018
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/AIG	747,808,003 SHARES	747,808,003	750,140,944
*	JPMAM/ING GIC	350,099,828 SHARES	350,099,828	350,032,459
*	JPMAM/PRUD'L WRAP CONTRACT	756,987,234 SHARES	756,987,234	754,530,654

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
SYNTHETIC GUARANTEED INVESTMETN CONTRACTS (CONTINUED):
	JPMAM/STATE STREET BANK	347,882,702 SHARES	347,882,702	347,727,094
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,202,777,767	2,202,431,151
REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS):
*	JPM MID CAP GROWTH FD	18,650,948 UNITS	360,110,528	521,293,989
*	JPM TR I SMALL CAP CORE FD	10,614,880 UNITS	423,826,551	587,533,600
*	JPM TR II CORE BD FD	31,368,690 UNITS	350,457,049	360,112,563
	PIMCO FDS PAC INVT MGMT	556,525 UNITS	5,831,497	6,667,177
	TOTAL REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)		1,140,225,625	1,475,607,329
CORPORATE DEBT SECURITIES:
	ABBOT LABORATORIES CORP	0.12% 04/FEB/2014 8,000,000	7,999,320	7,999,743
	ABC SUPPLY CO INC	5.625% 15/APR/2021 1,578,000	1,582,922	1,585,890
	ABN AMRO BANK	3% 31/JAN/2014 2,000,000	2,003,636	2,003,816
	ABN AMRO BANK	VAR 30/JAN/2014 3,900,000	3,904,463	3,904,906
	ACCESS MIDSTREAM PARTNERS LP	4.875% 15/MAY/2023 2,403,000	2,376,247	2,318,895
	ACTIVISION BLIZZARD	5.625% 15/SEP/2021 2,500,000	2,528,125	2,587,500
	ADS TACTICAL INC	11.00% 01/APR/2018 2,321,000	2,571,958	2,158,530
	AES CORP	8.00% 01/JUN/2020 1,620,000	1,720,450	1,895,400
	AES CORP	8.00% 15/OCT/2017 71,000	65,675	83,425
	AES CORP	7.75% 15/OCT/2015 326,000	299,920	360,230
	ALLEGION US HOLDING CO INC	5.75% 01/OCT/2021 786,000	796,892	817,440
	ALLIANCE DATA SYSTEM	6.375% 01/APR/2020 1,845,000	1,845,000	1,932,637
	ALLISON TRANS	7.125% 15/MAY/2019 822,000	814,260	885,705
	ALLY AUTO RECBL	2.09% 15/MAY/2015 2,573,330	2,582,373	2,578,170
	ALLY AUTO RECBL	0.74% 15/MAY/2015 2,660,530	2,665,103	2,665,136
	ALLY AUTO RECBL	1.750% 15/MAR/2016 735,120	739,424	738,904
	ALLY AUTO RECBL	0.970% 17/AUG/2015 984,475	986,107	985,204
	ALLY AUTO RECBL	0.990% 15/NOV/2015 221,682	222,069	222,121
	ALLY AUTO RECBL	0.48% 15/MAY/2015 832,003	832,250	832,150
	ALLY FINANCIAL INC	8% 31/DEC/2018 65,000	24,587	76,700
	ALLY FINANCIAL INC	8.0% 15/MAR/2020 5,008,000	5,325,243	6,003,340
	ALLY FINANCIAL INC	7.5% 15/SEP/2020 1,296,000	1,381,438	1,509,840
	ALLY FINL INC	VAR 11/FEB/2014 900,000	900,000	902,160
	ALPHA NATURAL RESOURCES	6.0% 01/JUN/2019 119,000	102,340	102,637
	ALPHA NATURAL RESOURCES	6.25% 01/JUN/2021 724,000	624,089	619,020
	ALPHA NATURAL RESOURCES	9.75% 15/APR/2018 753,000	756,104	798,180
	ALPHABET HOLDING CO INC	7.75% 01/NOV/2017 756,000	773,010	779,625
	AMC ENTERTAINME INC	8.75% 01/JUN/2019 1,840,000	1,964,200	1,966,500
	AMC ENTERTAINME INC	9.75% 01/DEC/2020 97,000	99,182	110,944
	AMC NETWORKS INC	4.75% 15/DEC/2022 700,000	710,500	666,750
	AMC NETWORKS INC	7.75% 15/JUL/2021 3,671,000	3,908,458	4,129,875
	AMER HONDA FIN CORP	VAR 13/NOV/2014 3,800,000	3,800,000	3,803,371
	AMERICAN AXLE & MFG INC	6.625% 15/OCT/2022 409,000	412,067	430,472
	AMERICAN AXLE & MFG INC	5.125% 15/FEB/2019 755,000	760,347	775,762
	AMERICAN EXPRESS CO	VAR 01/SEP/2066 40,000	21,717	42,620
	AMERICAN EXPRESS CO	VAR 15/SEP/2016 8,000,000	7,999,174	7,998,368
	AMERICAN EXPRESS CO	VAR 15/MAR/2017 1,100,000	1,113,064	1,108,247
	AMERICAN HONDA FINANCE CORP	ZCP 19/FEB/2014 8,000,000	7,999,020	7,998,855
	AMERICAN HONDA FINANCE CORP	0.46% 08/APR/2014 1,000,000	1,000,000	1,000,300
	AMERICAN INTL GROUP	5.45% 18/MAY/2017 2,000,000	1,692,927	2,235,440
	AMERICAN RENAL HOLDINGS INC	ZCP DEC/2021 1,882,000	1,853,770	1,889,057
	AMERICREDIT AUTO	0.49% 08/JUN/2016 358,788	358,779	358,632
	AMERICREDIT AUTO	1.17% 09/MAY/2016 769,455	773,125	770,516

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	AMERICREDIT AUTO	1.05% 11/OCT/2016 1,000,000	1,003,660	1,002,987
	AMERICREDIT AUTO	0.49% 08/APR/2016 883,429	883,080	883,162
	AMSTED INDUSTRIES	8.125% 15/MAR/2018 1,490,000	1,592,712	1,570,087
	AMSURG CORP	5.625% 30/NOV/2020 540,000	545,400	561,600
	ANCESTRY.COM INC	9.625% 15/OCT/2018 833,000	824,670	862,155
	AOL TIME WARNER INC	7.625% 15/APR/2031 84,000	85,995	106,308
	AOL TIME WARNER INC	7.7% 01/MAY/2032 670,000	691,737	860,261
	APX GROUP INC	6.375% 01/DEC/2019 2,627,000	2,627,000	2,666,405
	APX GROUP INC	8.75% 01/DEC/2020 2,285,000	2,302,570	2,330,700
	APX GROUP INC	8.75% 01/DEC/2020 295,000	299,425	300,162
	ARAMARK CORP	5.75% 15/MAR/2020 887,000	907,785	926,915
	ARCELORMITTAL	5.5% 01/MAR/2021 1,535,000	1,563,487	1,627,100
	ARCELORMITTAL	VAR 25/FEB/2022 1,167,000	1,166,807	1,269,112
	ARCH COAL, INC	7.25% 15/JUN/2021 256,000	203,411	195,840
	ARCH COAL, INC	8.00% 15/JAN/2019 1,735,000	1,744,430	1,730,662
	ARCH COAL, INC	9.875% 15/JUN/2019 1,252,000	1,201,094	1,114,280
	ARCH COAL, INC	ZCP MAY/2018 1,909,000	1,876,338	1,887,132
	A-S CO-ISSUER SUBS	7.88% 15/DEC/2020 1,012,000	1,022,320	1,062,600
	ASHTEAD CAPITAL INC	6.5% 15/JUL/2022 750,000	798,750	799,687
	ASURION, LLC	ZCP MAR/2019 4,348,080	4,306,200	4,353,689
	ATHLON HLDNGS LP	7.38% 15/APR/2021 2,029,000	2,042,535	2,130,450
	ATWOOD OCEANICS	6.5% 01/FEB/2020 3,911,000	4,020,539	4,174,992
	AUDATEX NORTH AMERICA INC	6% 15/JUN/2021 556,000	565,730	582,410
	AUDATEX NORTH AMERICA INC	6.125% 01/NOV/2023 556,000	556,000	572,680
	AURORA USA OIL & GAS INC	7.5% 01/APR/2020 2,018,000	2,049,599	2,078,540
	AUTONATION INC	5.5% 01/FEB/2020 669,000	669,000	718,339
	AVIS BUDGET CAR RENT LLC	9.750% 15/MAR/2020 1,807,000	1,826,507	2,118,707
	B & G FOODS INC	4.625% 01/JUN/2021 1,948,000	1,964,212	1,870,080
	BANCO SANTANDER BRAZIL	VAR 18/MAR/2014 2,900,000	2,900,000	2,900,209
	BANCO SANTANDER CHILE	ZCP 16/JUN/2014 1,900,000	1,895,795	1,897,382
	BANK OF AMERICA CORP	5.75% 01/DEC/2017 3,100,000	2,940,939	3,528,150
	BANK OF CHINA LTD	ZCP 26/MAR/2014 1,250,000	1,248,075	1,249,425
	BANK OF CHINA LTD	0.68% 28/FEB/2014 750,000	749,275	749,794
	BANK OF CHINA LTD	ZCP 30/APR/2014 1,000,000	997,950	999,200
	BANK OF MONTREAL	VAR 19/MAR/2014 1,000,000	1,000,000	1,000,498
	BANK OF MONTREAL	VAR 24/JUL/2014 3,000,000	3,000,000	3,003,441
	BANK OF NOVA SCOTIA	VAR 27/MAR/2014 1,100,000	1,099,974	1,100,718
	BANK OF NOVA SCOTIA	VAR 03/JAN/2014 4,000,000	3,999,989	4,000,000
	BANK OF NY MELLON CORP	4.3% 15/MAY/2014 3,081,000	3,127,633	3,125,601
	BARCLAYS BANK PLC	0.53% 5/DEC/2014 1,500,000	1,500,000	1,500,701
	BARCLAYS BANK PLC	0.57% 29/OCT/2014 3,000,000	3,000,000	3,003,752
	BARCLAYS BANK PLC	0.75% 14/FEB/2014 1,000,000	1,000,000	1,000,749
	BEAZER HOMES USA INC	9.13% 15/MAY/2019 119,000	120,785	127,330
	BEVERAGE PACKAGING HOLDINGS	6% 15/JUN/2017 246,000	246,000	249,075
	BIOMET INC	6.5% 01/OCT/2020 770,000	787,040	793,100
	BIOMET INC	6.5% 01/AUG/2020 2,014,000	2,069,873	2,114,700
	BK OF AMERICA CORP	ZCP 15/JUN/2016 6,686,924	6,699,118	6,702,285
	BK OF SCOTLAND PLC	5.25% 21/FEB/2017 210,000	203,373	234,219
	BLUE COAT SYSTEMS, INC	ZCP JUN/2020 1,547,000	1,537,497	1,577,940
	BMW VEHICLE LEASE TR	0.4% 20/JAN/2015 1,232,457	1,231,968	1,232,248
	BMW VEHICLE LEASE TR	0.75% 20/FEB/2015 2,008,949	2,011,762	2,010,263
	BMW VEHICLE LEASE TR	0.76% 25/AUG/2015 4,564,922	4,571,274	4,569,592

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BNK OF TKYO-MTBSHI	0.40% 07/MAR/2014 2,000,000	2,000,000	2,000,694
	BNK OF TKYO-MTBSHI	0.42% 11/FEB/2014 2,000,000	2,000,000	2,000,535
	BNK OF TKYO-MTBSHI	0.39% 13/MAY/2014 2,000,000	2,000,000	2,001,103
	BNP PARIBAS NY BANCH	0.65% 03/JUN/2014 2,000,000	2,000,000	2,002,895
	BNP PARIBAS NY BANCH	0.69% 17/APR/2014 2,000,000	2,000,000	2,002,547
	BNP PARIBAS NY BANCH	0.56% 04/DEC/2014 2,000,000	2,000,000	2,000,183
	BOMBARDIER INC	6.13% 15/JAN/2023 738,000	819,069	732,465
	BOTTLING GROUP	6.95% 15/MAR/2014 2,455,000	2,487,051	2,486,922
	BOYD GAMING CORP	9% 01/JUL/2020 229,000	237,017	250,755
	BP CAPITAL MARKETS	FLT 07/MAY/2015 1,000,000	1,000,000	1,000,931
	BPCE CORP	0.27% 10/FEB/2014 1,000,000	999,756	999,844
	BRICKMAN GROUP HOLDINGS, INC	ZCP DEC/2021 306,000	304,470	313,555
	BROOKFIELD RESIDENTIAL PPTYS INC	6.125% 01/JUL/2022 497,000	496,584	499,485
	BURLINGTON COAT FACT WH CORP	10% 15/FEB/2019 1,208,000	1,238,634	1,360,510
	BURLINGTON HOLDINGS LLC	VAR 15/FEB/2018 275,000	274,880	281,875
	CABLEVISION SYSTEMS CORP	5.875% 15/SEP/2022 673,000	675,444	644,397
	CAESARS ENT OPERATING CO	8.5% 15/FEB/2020 907,000	912,434	872,987
	CAESARS OPER ESCROW LLC	9% 15/FEB/2020 2,014,000	1,941,381	1,958,615
	CAISSE CENTRALE DJDNS CORP	VAR 23/OCT/2014 4,000,000	3,999,880	3,999,520
	CALPINE CORP	7.5% 15/FEB/2021 1,711,000	1,742,302	1,867,129
	CALPINE CORP	6% 15/JAN/2022 121,000	120,024	124,025
	CAPITAL ONE	VAR 15/DEC/2016 12,015,000	12,025,996	12,017,127
	CAPITAL ONE	VAR 15/MAR/2017 4,650,000	4,657,731	4,651,934
	CAPSUGEL SA	7% 15/MAY/2019 469,000	469,000	477,794
	CARDTRONICS INC	8.25% 01/SEP/2018 1,480,000	1,579,900	1,591,000
	CARMAX AUTO OWNER	0.91% 15/DEC/2015 3,976,292	3,983,672	3,980,774
	CARMAX AUTO OWNER	1.41% 16/FEB/2016 2,308,543	2,320,008	2,321,701
	CARMAX AUTO OWNER	1.290% 15/SEP/2015 992,613	995,391	993,515
	CARMAX AUTO OWNER	0.640% 15/MAY/2015 98,266	98,335	98,272
	CARRIZO OIL & GAS INC	8.625% 15/OCT/2018 1,649,000	1,745,863	1,785,042
	CASE NEW HOLLAND INC	7.875% 01/DEC/2017 2,923,000	3,370,098	3,449,140
	CATERPILLAR FINCL SERVICES CORP	1.375% 20/MAY/2014 4,000,000	4,016,347	4,015,592
	CCO HLDGS LLC	6.625% 31/JAN/2022 631,000	640,595	649,930
	CCO HLDGS LLC	6.5% 30/APR/2021 1,840,000	1,849,700	1,890,600
	CDW LLC	8.5% 01/APR/2019 714,000	712,816	788,970
	CEDAR FAIR LP	5.25% 15/MAR/2021 2,530,000	2,533,087	2,498,375
	CELANESE US HLDGS LLC	5.875% 15/JUN/2021 1,027,000	1,101,802	1,093,755
	CENTERPOINT ENERGY TRANS BD CO	5.09% 01/AUG/2015 4,112,967	4,176,253	4,128,827
	CENTURYLINK INC	5.625% 01/APR/2020 535,000	541,687	544,362
	CENTURYLINK INC	6.45% 15/JUN/2021 4,056,000	4,222,135	4,218,240
	CENTURYLINK INC	6.75% 01/DEC/2023 714,000	714,000	722,925
	CEQUEL COMMUN HLDG	6.375% 15/SEP/2020 2,655,000	2,779,071	2,721,375
	CHESAPEAKE ENERGY CORP	5.75% 15/MAR/2023 1,656,000	1,695,866	1,705,680
	CHESAPEAKE ENERGY CORP	6.125% 15/FEB/2021 1,000,000	1,027,500	1,072,500
	CHESAPEAKE ENERGY CORP	6.625% 15/AUG/2020 3,716,000	3,824,984	4,152,630
	CHESAPEAKE ENERGY CORP	6.875% 15/NOV/2020 250,000	270,000	282,500
	CHESAPEAKE ENERGY CORP	7.25% 15/DEC/2018 750,000	826,875	866,250
	CHINA CONSTRUCTION BANK CORP	0.50% 04/MAR/2014 2,100,000	2,100,067	2,100,992
	CHINA CONSTRUCTION BK	0.65% 01/APR/2014 2,300,000	2,300,000	2,302,205
	CHINOS INTERMEDIATE HOLDINGS INC	7.75% 01/MAY/2019 811,000	811,610	829,247
	CHOICE HOTELS INT'L INC	5.75% 01/JUL/2022 856,000	871,730	893,450
	CHRYSLER GROUP LLC	8% 15/JUN/2019 530,000	522,311	585,650

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CHRYSLER GROUP LLC	8.25% 15/JUN/2021 924,000	894,883	1,051,050
	COMMUNITY HEALTH SYSTEMS INC	5.125% 15/AUG/2018 1,385,000	1,449,825	1,430,012
	COMMUNITY HEALTH SYSTEMS INC	8% 15/NOV/2019 1,223,000	1,234,140	1,326,955
	CIE FINANCEMENT FONCIER	2.5% 16/SEP/2015 5,000,000	4,983,450	5,143,045
	CINEMARK USA INC	4.875% 01/JUN/2023 421,000	388,899	395,740
	CISCO SYSTEMS INC	1.625% 14/MAR/2014 3,000,000	3,008,415	3,007,626
	CIT GROUP INC	5% 15/AUG/2022 979,000	979,000	954,525
	CIT GROUP INC	5% 01/AUG/2023 735,000	728,569	707,437
	CIT GROUP INC	5.25% 15/MAR/2018 1,018,000	1,018,000	1,091,805
	CIT GROUP INC	5.375% 15/MAY/2020 615,000	673,425	653,437
	CIT GROUP INC	5.5% 15/FEB/2019 3,000,000	3,011,250	3,217,500
	CIT GROUP INC	6.625% 01/APR/2018 405,000	422,212	455,119
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 07/FEB/2018 2,000,000	2,000,000	2,000,552
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 07/NOV/2018 3,500,000	3,500,000	3,500,000
	CITIBANK CREDIT CARD ISSUANCE TR	VAR 25/NOV/2016 2,500,000	2,500,000	2,500,000
	CITIBANK CREDIT CARD ISSUANCE TR	FLT 12/DEC/2016 825,000	824,728	825,236
	CITIBANK CREDIT CARD ISSUANCE TR	4.90% 23/JUN/2016 4,000,000	4,092,278	4,085,796
	CITIGROUP INC	6% 15/AUG/2017 2,900,000	2,642,306	3,305,304
	CLAIRES STORES INC	6.125% 15/MAR/2020 1,301,000	1,323,766	1,255,465
	CLEAN HARBORS INC	5.25% 01/AUG/2020 1,399,000	1,410,808	1,440,970
	CLEAR CHANNEL COMM INC	9% 01/MAR/2021 3,061,000	3,002,381	3,091,610
	CLEAR CHANNEL WW HLDGS INC	6.5% 15/NOV/2022 938,000	928,620	950,897
	CLEAR CHANNEL WW HLDGS INC	6.50% 15/NOV/2022 2,032,000	2,032,000	2,075,180
	CLEAR CHANNEL WW HLDGS INC	7.63% 15/MAR/2020 2,786,000	2,781,901	2,928,782
	CME GROUP INC	5.75% 15/FEB/2014 4,000,000	4,026,019	4,023,448
	CNH CAPITAL LLC	3.625% 15/APR/2018 1,333,000	1,346,107	1,351,329
	CNH EQUIPMENT TR	0.44% 15/JUL/2016 5,600,000	5,600,010	5,599,681
	CNH EQUIPMENT TR	1.2% 16/MAY/2016 1,122,918	1,124,915	1,123,750
	CNH EQUIPMENT TR	0.230% 16/JUN/2014 2,083,844	2,083,844	2,083,844
	CNH EQUIPMENT TR	0.440% 17/OCT/2016 700,000	699,995	699,866
	CNH EQUIPMENT TR	0.49% 15/MAR/2017 1,000,000	999,925	999,698
	CNH EQUIPMENT TR	0.65% 15/OCT/2015 130,075	130,069	130,089
	COCA-COLA COMPANY CORP	0.24% 14/FEB/2014 8,000,000	7,998,044	7,999,300
	CODELCO INC	4.75% 15/OCT/2014 223,000	208,082	229,179
	COGECO CABLE INC	4.875% 01/MAY/2020 369,000	369,000	356,085
	COLUMBUS MCKINNON CORP	7.875% 01/FEB/2019 960,000	988,800	1,034,400
	CMMNWLTH BANK OF AUSTRALIA	2.125% 17/MAR/2014 4,000,000	4,014,559	4,015,392
	CMMNWLTH BANK OF AUSTRALIA	VAR 17/MAR/2014 2,200,000	2,203,292	2,204,129
	COMSTOCK RES INC	9.5% 15/JUN/2020 2,653,000	2,605,974	2,971,360
	CONCHO RESOURCES INC	6.5% 15/JAN/2022 1,057,000	1,102,787	1,144,202
	CONCHO RESOURCES INC	5.5% 01/APR/2023 2,470,000	2,593,500	2,544,100
	CONCHO RESOURCES INC	7.0% 15/JAN/2021 920,000	991,300	1,012,000
	CONOCO FUNDING CO	7.25% 15/OCT/2031 3,000	3,276	3,874
	CONTINENTAL RESOURCE INC	4.5% 15/APR/2023 3,445,000	3,499,325	3,492,369
	CONTINENTAL RESOURCE INC	5.00% 15/SEP/2022 4,449,000	4,487,800	4,621,399
	CONVATEC FINANCE	8.25% 15/JAN/2019 1,050,000	1,055,250	1,074,937
	CONVATEC HEALTHCARE	10.5% 15/DEC/2018 1,845,000	1,928,025	2,073,319
	CORRECTIONS CORP OF AMERICA	4.625% 01/MAY/2023 1,120,000	1,058,400	1,055,600
	CORSAIR(JERSEY)	VAR 04/OCT/2014 769,000	768,786	768,933
	CPM ACQUISITION CORP	ZCP AUG/2017 1,425,950	1,411,690	1,434,862
	CREDIT AGRICOLE HOME LOAN	VAR 21/JUL/2014 7,200,000	7,200,000	7,221,722
	CREDIT AGRICOLE N A	0.43% 18/MAR/2014 4,000,000	3,996,453	3,998,400

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CREDIT IND ET CM NY	0.36% 24/FEB/2014 2,900,000	2,900,000	2,900,841
	CREDIT SUISSE	VAR 15/JAN/2015 2,000,000	2,000,000	2,002,686
	CREDIT SUISSE	VAR 15/MAY/2015 1,900,000	1,900,000	1,900,000
	CROWN CASTLE INTL CORP	5.25% 15/JAN/2023 1,876,000	1,902,735	1,838,480
	CSC HOLDINGS INC	8.625% 15/FEB/2019 1,380,000	1,581,550	1,618,050
	CSC HOLDINGS INC	6.75% 15/NOV/2021 1,231,000	1,311,654	1,326,402
	CVS CAREMARK	5.88% 10/JAN/2028 180,883	174,573	196,237
	CVS CAREMARK CORP	6.04% 10/DEC/2028 733,425	539,559	806,851
	CYRUSONE INC	6.375% 15/NOV/2022 2,051,000	2,087,107	2,122,785
	DANA HOLDING CORP	6.75% 15/FEB/2021 1,920,000	1,945,271	2,064,000
	DARLING ESCROW CORP	5.375% 15/JAN/2022 888,000	896,357	894,660
	DAVITA HEALTHCARE	5.75% 15/AUG/2022 2,625,000	2,640,235	2,657,812
	DEUTSCHE BANK AG NY	0.61% 06/JUN/2014 1,000,000	1,000,000	1,001,433
	DEUTSCHE BANK AG NY	0.63% 14/MAR/2014 3,000,000	3,000,000	3,002,547
	DEUTSCHE BANK AG NY	0.51% 17/SEP/2014 2,000,000	2,000,000	2,002,009
	DIGITAL INSIGHT CORP	ZCP AUG/2019 289,000	287,555	289,633
	DIGITALGLOBE INC	5.25% 01/FEB/2021 1,075,000	1,081,937	1,048,125
	DISCOVER CARD	VAR 15/MAR/2017 3,700,000	3,705,436	3,701,058
	DISCOVER CARD	VAR 17/OCT/2016 1,475,000	1,475,556	1,475,301
	DISCOVER CARD	VAR 15/AUG/2016 11,301,000	11,316,676	11,305,147
	DISH DBS CORP	5.875% 15/JUL/2022 450,000	459,594	450,000
	DISH DBS CORP	6.75% 01/JUN/2021 3,755,000	4,027,768	3,980,300
	DISH DBS CORP	7.875% 01/SEP/2019 113,000	123,876	129,385
	DRYROCK ISSUANCE TR	VAR 15/AUG/2017 2,000,000	2,000,847	1,998,500
	DRYROCK ISSUANCE TR	FLT 16/JUL/2018 1,500,000	1,500,738	1,499,742
	DUKE ENERGY OHIO INC BOND	VAR 06/MAR/2015 1,422,000	1,422,000	1,422,701
	DUPONT FABROS TECHN LP	5.875% 15/SEP/2021 579,000	579,000	597,817
	DUPONT PERFORMANCE COATINGS	ZCP JAN/2020 631,230	624,918	636,479
	E TRADE FINANCIAL CORP	6.375% 15/NOV/2019 1,213,000	1,213,000	1,302,459
	EASTON-BELL SPORTS INC	9.75% 01/DEC/2016 750,000	830,625	785,632
	EL PASO CORP	6.5% 15/SEP/2020 1,532,000	1,683,439	1,642,797
	EL PASO CORP	7% 15/JUN/2017 1,000,000	1,147,296	1,130,637
	EL PASO CORP	7.25% 01/JUN/2018 188,000	213,650	214,628
	EL PASO CORP	7.42% 15/FEB/2037 1,500,000	1,751,100	1,424,646
	EL PASO CORP	7.75% 15/JAN/2032 405,000	302,043	411,097
	EL PASO CORP	7.80% 01/AUG/2031 697,000	523,595	707,293
	EL PASO NATURAL GAS	7.5% 15/NOV/2026 74,000	88,028	89,771
	EL PASO NATURAL GAS	8.375% 15/JUN/2032 70,000	62,621	89,830
	EL PASO NATURAL GAS	8.625% 15/JAN/2022 204,000	267,525	256,188
	ELECTRICITE DE FRANCE	0.58% 02/JAN/2015 2,000,000	1,988,845	1,989,194
	ELECTRICITE DE FRANCE	0.82% 10/JAN/2014 1,950,000	1,949,609	1,949,931
	ELECTRICITE DE FRANCE	0.83% 15/JAN/2014 900,000	899,738	899,948
	EMDEON INC	11% 31/DEC/2019 1,060,000	1,076,691	1,224,300
	EQUINIX INC	4.88% 01/APR/2020 2,700,000	2,710,625	2,686,500
	EQUINIX INC	7.00% 15/JUL/2021 1,226,000	1,281,170	1,339,405
	ESC LEHMAN BRTH HLD	5.250% 06/FEB/2012 210,000	26,775	44,625
	EVEREST ACQUISITION LLC	7.75% 01/SEP/2022 475,000	534,050	532,000
	EVEREST ACQUISITION LLC	9.375% 01/MAY/2020 668,000	674,670	770,705
	EXPORT DEVELMT CORP	0.135% 19/FEB/2014 4,000,000	3,999,292	3,999,739
	EXPORTFINANS A/S	5.5% 25/MAY/2016 1,053,000	1,087,951	1,110,915
	FIFTH THIRD AUTO TR	0.45% 15/JAN/2016 965,191	965,137	964,947
	FIRST DATA CORP	7.375% 15/JUN/2019 2,642,000	2,635,430	2,820,335

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FIRST DATA CORP	12.63% 15/JAN/2021 2,745,000	2,770,910	3,221,944
	FIRST DATA CORP	8.25% 15/JAN/2021 1,903,000	1,963,582	2,024,316
	FIRST DATA CORP	11.75% 15/AUG/2021 1,290,000	1,290,000	1,360,950
	FIRST DATA CORP	11.75% 15/AUG/2021 838,000	867,330	884,090
	FIRST DATA CORP	6.75% 01/NOV/2020 1,243,000	1,232,969	1,292,720
	FIRSTENERGY CORP	7.375% 15/NOV/2031 1,108,000	1,057,529	1,203,935
	FMG FUND MANAGERS(BERMUDA)	7.0% 01/NOV/2015 123,000	126,382	127,612
	FMG RESOURCES	8.25% 01/NOV/2019 324,000	327,919	363,690
	FMG RESOURCES	6.875% 01/FEB/2018 2,022,000	2,085,174	2,128,155
	FORD CREDIT AUTO	1.58% 15/SEP/2015 3,499,234	3,514,056	3,512,737
	FORD CREDIT AUTO	0.4% 15/SEP/2015 1,539,080	1,539,175	1,539,264
	FORD CREDIT AUTO	0.47% 15/APR/2015 68,815	68,834	68,815
	FORD CREDIT AUTO	0.380% 15/NOV/2015 730,281	730,240	730,345
	FORD CREDIT AUTO	0.55% 15/APR/2016 1,750,000	1,749,995	1,750,711
	FORD CREDIT AUTO	0.45% 15/AUG/2016 2,000,000	1,999,808	1,999,730
	FORD CREDIT AUTO	0.38% 15/FEB/2016 1,542,631	1,542,535	1,542,280
	FORD CREDIT FLOORPLAN	VAR 15/FEB/2016 1,675,000	1,676,920	1,676,008
	FORD CREDIT MASTER	0.7118% 15/JAN/2016 2,700,000	2,701,248	2,700,248
	FORD CREDIT OWNER TR	1.65% 15/MAY/2016 3,069,735	3,087,923	3,088,347
	FOUR SEASONS HOLDINGS INC	ZCP JUN/2021 354,000	350,460	363,292
	FREESCALE SEMICONDUCTOR INC	6% 15/JAN/2022 1,800,000	1,806,750	1,822,500
	FRESENIUS MED CARE CAP TST III	5.625% 31/JUL/2019 485,000	485,000	523,800
	FRONTIER COMM CORP	7.125% 15/JAN/2023 1,335,000	1,358,362	1,318,312
	FRONTIER COMM CORP	8.25% 15/APR/2017 925,000	966,875	1,073,000
	FRONTIER COMM CORP	8.75% 15/APR/2022 1,050,000	1,068,097	1,165,500
	FRONTIER COMM CORP	9.25% 01/JUL/2021 874,000	1,013,842	1,007,285
	GARDNER DENVER INC	6.875% 15/AUG/2021 1,538,000	1,538,000	1,534,155
	GARDNER DENVER INC	ZCP MAR/2020 744,078	742,218	745,473
	GATX FINL CORP	5.8% 01/MAR/2016 1,000,000	996,290	1,083,396
	GE CAPITAL CREDIT CARD	VAR 15/JAN/2017 8,045,000	8,050,686	8,046,408
	GENERAL ELEC	4.75% 15/SEP/2014 700,000	720,227	721,937
	GENERAL ELEC	0.20% 25/MAR/2014 8,000,000	7,996,496	7,998,618
	GENERAL MOTORS CO	4.875% 02/OCT/2023 1,550,000	1,567,143	1,569,375
	GIBRALTAR INDUSTRIES INC	6.25% 01/FEB/2021 765,000	787,950	786,037
	GLITNIR BANKI HF	6.33% 28/JUL/2011 590,000	39,825	172,575
	GLITNIR BANKI HF	6.375% 25/SEP/2012 680,000	45,900	198,900
	GLITNIR BANKI HF	VAR 15/JUN/2016 1,060,000	106	1,325
	GOLDEN CREDIT CARD TR	VAR 17/JUL/2017 370,000	371,015	370,903
	GOLDMAN SACHS GROUP INC	5.625% 15/JAN/2017 910,000	776,207	1,002,764
	GOLDMAN SACHS GROUP INC	VAR 22/MAR/2016 4,300,000	2,964,850	4,285,247
	GOODMAN NETWORKS INC	12.125% 01/JUL/2018 874,000	896,927	922,070
	GOODMAN NETWORKS INC	12.125% 01/JUL/2018 704,000	739,200	742,720
	GOOGLE INC	0.205% 19/FEB/2014 8,000,000	7,998,802	7,999,478
	GRAPHIC PACKAGING INTL INC	4.75% 15/APR/2021 537,000	543,712	531,630
	H&E EQUIPMENT SERVICES LLC	7% 01/SEP/2022 183,000	198,555	199,470
	HALCON RESOURCES CORP	9.75% 15/JUL/2020 503,000	516,832	523,749
	HARLEY DAVIDSON MTC TR	0.960% 16/MAY/2016 2,374,553	2,378,430	2,377,245
	HARLEY DAVIDSON MTC TR	1.110% 15/SEP/2016 1,169,874	1,173,137	1,172,178
	HARLEY DAVIDSON MTC TR	0.45% 15/AUG/2016 3,886,386	3,886,337	3,886,553
	HARLEY DAVIDSON MTC TR	0.5% 15/AUG/2015 661,215	661,501	661,222
	HCA INC	4.75% 01/MAY/2023 1,880,000	1,863,990	1,767,200
	HCA INC	5.875% 01/MAY/2023 1,015,000	1,025,150	1,002,312

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HCA INC	6.25% 15/FEB/2021 468,000	492,703	489,645
	HCA INC	6.5% 15/FEB/2020 3,015,000	3,131,719	3,312,731
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,387	2,195,000
	HD SUPPLY INC	11.5% 15/JUN/2020 675,000	759,375	805,781
	HD SUPPLY INC	7.5% 15/JUL/2020 2,300,000	2,300,000	2,478,250
	HERTZ CORP	5.875% 15/OCT/2020 990,000	1,044,450	1,025,887
	HERTZ CORP	6.25% 15/OCT/2022 486,000	493,530	501,795
	HERTZ CORP	7.375% 15/JAN/2021 1,675,000	1,708,962	1,838,312
	HILAND PARTNERS LP	7.25% 01/OCT/2020 4,946,000	5,224,774	5,304,585
	HILTON WORLDWIDE FINANCE LLC	5.625% 15/OCT/2021 2,585,000	2,613,262	2,681,937
	HOCKEY MERGER SUB 2 INC	7.875% 01/OCT/2021 2,551,000	2,555,222	2,621,152
	HOME EQUITY MORTGAGE	VAR 25/APR/2037 1,500,000	332,001	948,039
	HONDA AUTO RCVBL	0.37% 17/11/2014 1,580,000	1,580,424	1,580,133
	HONDA AUTO RCVBL	0.88% 21/SEP/2015 3,862,409	3,870,358	3,870,868
	HONDA AUTO RCVBL	0.94% 18/MAR/2015 1,008,886	1,010,479	1,010,325
	HONDA AUTO RCVBL	0.460% 15/DEC/2014 149,728	149,800	149,743
	HONDA AUTO RCVBL	0.460% 15/DEC/2014 827,396	827,660	827,479
	HONDA AUTO RCVBL	0.240% 16/MAY/2014 69,466	69,447	69,466
	HSBC BANK PLC	VAR 17/JAN/2014 1,500,000	1,500,298	1,500,471
	HSBC FINANCE CORP	VAR 15/JAN/2014 6,500,000	6,380,270	6,500,065
	HUGHES SATELLITE SYS CORP	7.625% 15/JUN/2021 1,400,000	1,456,000	1,561,000
	HUMAN INT'L	4.875% 15/NOV/2020 595,000	599,462	586,075
	HUMAN INT'L	8.625% 15/MAR/2021 134,000	149,546	151,420
	HUNTINGTON AUTO TR	0.38% 15/SEP/2015 4,385,742	4,386,091	4,386,018
	HUNTINGTON INGALLS INDSTRS INC	6.875% 15/MAR/2018 760,000	792,300	820,800
	HUNTINGTON INGALLS INDSTRS INC	7.125% 15/MAR/2021 1,117,000	1,150,556	1,225,907
	HUNTNGTN AT TR	1.01% 15/JAN/2016 1,593,880	1,597,860	1,597,717
	HYUNDAI AUTO LEASE	0.51% 15/SEP/2015 1,435,088	1,435,256	1,435,407
	HYUNDAI AUTO LEASE	0.68% 15/JAN/2015 85,925	85,994	85,932
	HYUNDAI AUTO LEASE	0.92% 17/AUG/2015 1,120,000	1,122,712	1,122,447
	HYUNDAI AUTO LEASE	0.83% 15/DEC/2015 1,957,850	1,961,246	1,961,196
	HYUNDAI AUTO LEASE	0.4% 17/AUG/2015 1,307,183	1,307,569	1,307,061
	HYUNDAI AUTO LEASE	0.72% 15/MAR/2016 587,144	587,865	588,065
	HYUNDAI AUTO LEASE	0.40% 15/DEC/2015 1,810,994	1,810,975	1,811,090
	HYUNDAI AUTO LEASE	0.530% 15/MAR/2016 900,000	899,996	900,524
	ICICI BANK	2.0075% 24/FEB/2014 3,000,000	3,000,000	3,000,870
	IMS HEALTH INC	6.00% 01/NOV/2020 789,000	802,721	838,312
	INDUSTRIAL CO	0.77% 14/FEB/2014 4,000,000	4,000,000	4,002,896
	ING BANK	1.65288% 09/JUN/2014 900,000	900,000	904,882
	INMET MINING CORP	7.5% 01/JUN/2021 938,000	952,543	980,210
	INMET MINING CORP	8.75% 01/JUN/2020 2,446,000	2,412,368	2,653,910
	INTEGRA TELECOM, INC	ZCP 20/FEB/2019 661,295	654,682	673,637
	INTELSAT JACKSON HLDGS SA	5.5% 01/AUG/2023 833,000	833,000	792,391
	INTELSAT JACKSON HLDGS SA	7.25% 15/OCT/2020 1,930,000	1,966,275	2,110,937
	INTELSAT JACKSON HLDGS SA	7.5% 01/APR/2021 1,500,000	1,511,250	1,653,750
	INTELSAT LUXEMBOURG SA	7.75% 01/JUN/2021 267,000	283,020	286,357
	INTELSAT LUXEMBOURG SA	8.125% 01/JUN/2023 2,315,000	2,513,350	2,482,837
	INTERFACE INC	7.625% 01/DEC/2018 1,157,000	1,236,442	1,243,775
	INTERLINE BRANDS INC	7.5% 15/NOV/2018 2,019,000	2,089,041	2,140,140
	INT'L BUS MACH CORP	1.25% 12/MAY/2014 9,150,000	9,183,394	9,178,337
	INT'L LEASE FINANCE CORP	8.25% 15/DEC/2020 4,517,000	5,311,728	5,284,890
	INTERSTATE BAKERIES CORP	ZCP MAR/2020 768,000	771,073	796,800

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	INTL LEASE FINANCE	4.625% 15/APR/2021 1,100,000	1,104,125	1,050,500
	ION TRADING TECHNOLOGIES	ZCP MAY/2021 2,015,013	2,015,457	2,054,064
	JAGUAR HLDG CO II	9.5% 01/DEC/2019 915,000	921,863	1,029,375
	JAGUAR LAND ROVER	4.125% 15/DEC/2018 1,060,000	1,063,975	1,066,625
	JM HUBER CORP	9.875% 01/NOV/2019 929,000	922,711	1,067,189
	JMC STEEL GROUP	8.25% 15/MAR/2018 1,099,000	1,147,443	1,109,990
	JOHN DEERE	VAR 25/APR/2014 2,000,000	2,000,824	2,001,008
	JOHN DEERE	VAR 03/MAR/2014 750,000	750,217	750,404
	JOHN DEERE	0.43% 17/FEB/2015 1,103,715	1,103,883	1,103,749
	JOHN DEERE	1.29% 15/JAN/2016 1,855,303	1,860,836	1,857,008
	JOHN DEERE	0.41% 15/SEP/2015 973,286	973,180	973,191
	JOHN DEERE	0.55% 15/JAN/2016 550,000	549,979	550,221
	JOHN DEERE CAPITAL CORP	0.25% 26/SEP/2014 1,169,186	1,169,186	1,169,186
	KINETIC CONCEPTS INC	10.50% NOV/2018 636,000	632,373	731,400
	KODIAK OIL & GAS CORP	8.125% 01/DEC/2019 1,739,000	1,795,794	1,930,290
	KODIAK OIL & GAS CORP	5.5% 01/FEB/2022 2,297,000	2,251,869	2,285,515
	KODIAK OIL & GAS CORP	5.5% 15/JAN/2021 1,640,000	1,679,736	1,635,900
	KOREA ELECTRIC PWR GLBL	3% 05/OCT/2015 1,700,000	1,694,288	1,750,165
	LAREDO PETROLEUM INC	7.375% 01/MAY/2022 2,723,000	2,906,690	2,954,455
	LAREDO PETROLEUM INC	9.50% 15/FEB/2019 2,624,000	2,816,485	2,932,320
	LBC TANK TERMINAL	6.875% 15/MAY/2023 1,516,000	1,551,790	1,567,165
	LEAR CORP	8.125% 15/MAR/2020 565,000	619,241	622,912
	LEH.BROS.HOLD.INC.	6.2% 26/SEP/2014 340,000	43,350	73,525
	LEVEL 3 COMM INC	11.88% 01/FEB/2019 1,317,000	1,459,685	1,514,550
	LEVEL 3 COMM INC	8.875% 01/JUN/2019 389,000	389,000	424,983
	LEVEL 3 FINANCING INC	7% 01/JUN/2020 409,000	417,246	433,540
	LEVEL 3 FINANCING INC	8.625% 15/JUL/2020 525,000	525,000	588,000
	LEVEL 3 FINANCING INC	9.375% 01/APR/2019 1,070,000	1,127,475	1,197,062
	LEVEL 3 FINANCING INC	6.125% 15/JAN/2021 750,000	764,063	757,500
	LEVEL 3 FINANCING INC	8.125% 01/JUL/2019 1,100,000	1,212,750	1,204,500
	LIBBEY GLASS	6.875% 5/MAY/2020 1,069,000	1,112,983	1,154,520
	LIFEPOINT HOSPITALS INC	5.5% 01/DEC/2021 1,068,000	1,068,000	1,072,005
	LILLY(ELI)& CO	4.2% 06/MAR/2014 4,000,000	4,026,947	4,026,300
	LIMITED BRANDS INC	6.625% 01/APR/2021 973,000	990,365	1,067,868
	LLOYDS BANK PLC	5.8% 13/JAN/2020 700,000	698,369	802,528
	LONESTAR INTERMEDIATE	ZCP 02/SEP/2019 342,000	338,580	354,825
	LONESTAR INTERMEDIATE	ZCP 07/AUG/2019 2,159,000	2,112,558	2,239,962
	MACQUARIE BANK LIMITED	ZCP 20/MAY/2014 4,000,000	3,994,749	3,995,847
	MARKWEST ENERGY PARTNERS LP	4.5% 15/JUL/2023 1,850,000	1,813,000	1,734,375
	MARKWEST ENERGY PARTNERS LP	6.50% 15/AUG/2021 800,000	868,000	860,000
	MARKWEST ENERGY PARTNERS LP	5.5% 15/FEB/2023 400,000	402,000	403,000
	MARKWEST ENERGY PARTNERS LP	6.25% 15/JUN/2022 1,948,000	2,056,783	2,060,010
	MASSMUTUAL GLOBAL FUNDING	2.875% 21/APR/2014 300,000	302,194	302,316
	MDC PARTNERS INC	6.75% 01/APR/2020 1,366,000	1,396,436	1,429,178
	MELLON FUNDING CORP	VAR 15/MAY/2014 1,000,000	1,000,160	1,000,305
	MERCEDES-BENZ AUTO	0.37% 16/MAR/2015 651,667	651,653	651,702
	MERCEDES-BENZ AUTO	0.49% 15/JUN/2015 4,370,000	4,372,020	4,370,760
	MERCEDES-BENZ AUTO	0.85% 16/MAR/2015 292,763	293,063	292,966
	MERCEDES-BENZ AUTO	0.880% 17/NOV/2014 3,396,868	3,401,252	3,398,858
	MERCEDES-BENZ AUTO	0.500% 15/MAR/2016 1,000,000	999,936	1,000,400
	MERITAGE HOMES CORP	4.5% 01/MAR/2018 1,087,000	1,088,300	1,081,565
	MERITAGE HOMES CORP	7% 01/APR/2022 684,000	695,275	723,330

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	METLIFE FNDG INC	0.10% 11/FEB/2014 8,000,000	7,998,998	7,998,992
	METLIFE INSTL FDG II	VAR 10/JAN/2014 1,200,000	1,200,000	1,200,010
	METRO LIFE GLOBAL FUNDING	2% 09/JAN/2015 300,000	303,920	304,853
	METRO LIFE GLOBAL FUNDING	VAR 19/MAR/2014 711,000	711,000	711,634
	METRO LIFE GLOBAL FUNDING	VAR 10/JAN/2014 2,989,000	2,989,558	2,989,460
	MGM RESORTS INTL	10% 01/NOV/2016 2,075,000	2,243,594	2,490,000
	MGM RESORTS INTL	11.375% 01/MAR/2018 455,000	517,563	577,850
	MGM RESORTS INTL	6.625% 15/DEC/2021 963,000	1,022,570	1,018,373
	MGM RESORTS INTL	6.75% 01/OCT/2020 1,240,000	1,267,900	1,326,800
	MICHAELS FINCO HOLDINGS LLC	7.5% 01/AUG/2018 1,525,000	1,525,000	1,586,000
	MIZUHO BANK LTD	0.21% 02/27/2014 5,800,000	5,800,000	5,800,187
	MOMENTIVE PERFRMNC MATRLS INC	10% 15/OCT/2020 280,000	293,825	293,300
	MOMENTIVE PERFRMNC MATRLS INC	8.875% 15/OCT/2020 1,486,000	1,515,251	1,564,015
	MONITRONICS INTL INC	9.125% APR/2020 1,168,000	1,201,625	1,238,080
	MONUMENTAL GLOBAL FUNDING III	5.25% 15/JAN/2014 1,000,000	1,001,739	1,001,582
	MORGAN STANLEY	VAR 15/OCT/2015 649,000	506,220	647,630
	MORGAN STANLEY	5.75% 25/JAN/2021 3,600,000	3,751,776	4,072,550
	MOTORS LIQUIDATION CO	8.38% 15/JUL/2033 750,000	21,562	5,625
	NATAUSBK	VAR 28/MAY/2015 950,000	951,083	949,770
	NATEXIS BANQUES POPLR	ZCP 01/APR/2014 4,000,000	3,995,745	3,997,968
	NATIONAL AUSTRALIA BANK	0.604% 22/JAN/2015 2,000,000	2,005,647	2,005,100
	NATIONAL AUSTRALIA BANK	VAR 25/JUL/2014 4,700,000	4,722,992	4,724,934
	NATIONAL CINEMEDIA LLC	7.875% 15/JUL/2021 1,076,000	1,116,350	1,183,600
	NATIONAL CINEMEDIA LLC	6.00% 15/APR/2022 1,297,000	1,312,043	1,339,153
	NATIONAL FINANCIAL PARTNERS	9.00% 15/JUL/2021 544,000	544,000	571,200
	NCR ESCROW CORP	5.875% 15/DEC/2021 1,500,000	1,516,875	1,528,125
	NEDERLANDSE WATERSCHAPSBANK	FLT 12/JUN/2015 4,000,000	4,000,000	3,994,760
	NEEDLE MERGER SUB CORP	8.125% 15/MAR/2019 872,000	834,758	912,330
	NEFF RENTAL LLC/NEFF FIN CORP	9.625% 15/MAY/2016 1,640,000	1,599,000	1,734,300
	NEIMAN MARCUS GROUP INC	ZCP 25/OCT/2020 1,806,000	1,802,050	1,831,085
	NEIMAN MARCUS GROUP INC	8% 15/OCT/2021 496,000	496,000	518,320
	NEIMAN MARCUS GROUP INC	8.75% 15/OCT/2021 413,000	413,000	432,618
	NESTLE CAP CORP	0.15% 22/JAN/2014 8,000,000	7,999,347	7,999,898
	NEW BREED LOGISTICS INC	ZCP 07/SEP/2019 1,646,614	1,630,148	1,651,142
	NIELSEN CO LUXEMBOURG SARL	5.5% 01/OCT/2021 1,500,000	1,500,000	1,522,500
	NIELSEN FINANCE LLC	4.5% 01/OCT/2020 2,602,000	2,601,895	2,530,445
	NII INTERNATL TELE	11.38% 15/AUG/2019 3,716,000	3,815,868	3,102,860
	NISSAN AUTO LEASE TR	0.98% 15/MAY/2015 3,476,873	3,482,892	3,481,445
	NISSAN AUTO LEASE TR	0.450% 15/JUN/2015 778,232	778,288	778,148
	NISSAN AUTO LEASE TR	VAR 15/JUN/2015 823,129	822,984	822,990
	NISSAN AUTO LEASE TR	VAR 15/SEP/2015 4,000,000	3,996,906	3,998,156
	NISSAN AUTO LEASE TR	FLT 15/JAN/2016 935,000	935,109	935,198
	NISSAN AUTO RECBL OWNER TR	0.37% 15/SEP/2015 2,120,514	2,120,462	2,120,786
	NISSAN AUTO RECBL OWNER TR	1.31% 15/SEP/2016 1,394,461	1,398,504	1,396,964
	NISSAN AUTO RECBL OWNER TR	0.920% 16/FEB/2015 977,718	978,624	977,981
	NISSAN AUTO RECBL OWNER TR	1.180% 16/FEB/2015 47,386	47,491	47,402
	NISSAN AUTO RECBL OWNER TR	0.23% 15/DEC/2014 2,000,000	2,000,000	2,000,000
	NISSAN AUTO RECBL OWNER TR	0.4% 15/JUN/2016 600,000	599,978	599,798
	NORINCHUKIN BK	VAR 29/JAN/2014 2,500,000	2,500,000	2,500,253
	NORINCHUKIN BK	0.27% 19/MAY/2014 2,000,000	2,000,000	1,999,691
	NORTEK INC	8.5% 15/APR/2021 2,351,000	2,365,801	2,603,733
	NUANCE COMM INC	5.38% 15/AUG/2020 2,205,000	2,229,323	2,155,388

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NUVEEN INVESTMENT	9.125% 15/OCT/2017 241,000	241,904	241,000
	NUVEEN INVESTMENT	9.5% 15/OCT/2020 1,887,000	1,898,179	1,891,718
	NUVEEN INVESTMENT	ZCP MAR/2019 1,238,062	1,221,074	1,226,839
	NXP BV/FUNDING LLC	5.75% 15/FEB/2021 1,500,000	1,517,650	1,567,500
	OASIS PETROLEUM INC	6.5% 01/NOV/2021 1,799,000	1,832,554	1,924,930
	OASIS PETROLEUM INC	6.875% 15/JAN/2023 961,000	965,208	1,023,465
	OASIS PETROLEUM INC	6.875% 15/MAR/2022 1,300,000	1,319,500	1,378,000
	OASIS PETROLEUM INC	7.25% 01/FEB/2019 1,626,000	1,679,340	1,747,950
	ODEBRECHT DRILL VIII/XI	6.35% 30/JUN/2021 1,530,000	1,527,215	1,568,250
	OIL STATES INT'L INC	5.125% 15/JAN/2023 1,004,000	1,008,778	1,132,010
	ORACLE CORP	3.75% 08/JUL/2014 4,000,000	4,070,967	4,069,056
	OSHKOSH CORP	8.5% 01/MAR/2020 2,145,000	2,337,676	2,370,225
	PACCAR FINANCIAL CORP	VAR 05/JUN/2014 1,000,000	1,000,869	1,001,037
	PACIFIC DRILLING	5.375% 01/JUN/2020 1,932,000	1,938,369	1,941,660
	PAETEC HOLDING CORP	9.875% 01/DEC/2018 1,840,000	1,968,800	2,056,200
	PARK PLACE SECURITIES, INC.	FLT 25/DEC/2034 175,420	167,307	175,036
	PEABODY ENERGY CORP	6% 15/NOV/2018 571,000	571,000	608,115
	PEABODY ENERGY CORP	6.5% 15/SEP/2020 1,460,000	1,547,600	1,536,650
	PEMEX PROJECT FUNDING	6.625% 15/JUN/2035 115,000	96,254	121,037
	PENN NATIONAL GAMING INC	5.875% 01/NOV/2021 1,300,000	1,303,250	1,283,750
	PETROLEOS MEXICANOS	5.5% 21/JAN/2021 3,300,000	3,267,363	3,547,500
	PFIZER INC RESTRICTED	ZCP 05/MAR/2014 8,000,000	7,998,740	7,999,104
	PHYSIO-CONTROL INTL INC	9.875% 15/JAN/2019 898,000	913,166	1,005,760
	PINNACLE LLC/CORP	4.875% 01/MAY/2021 852,000	852,000	805,140
	PLASTIPAK HOLDINGS INC	6.5% 01/OCT/2021 1,780,000	1,850,050	1,842,300
	PLAYA RESORTS HOLDINGS	8% 15/AUG/2020 1,582,000	1,622,363	1,678,898
	PLAYA RESORTS HOLDINGS	ZCP 31/AUG/2019 497,752	495,264	503,352
	PNC BANK	0.27% 16/APR/2014 8,000,000	8,000,000	8,001,166
	PNK FINANCE CORP	6.375% 01/AUG/2021 2,291,000	2,304,033	2,342,548
	POLARCUS LTD	5.125% 01/JUN/2021 413,000	413,000	417,130
	POLYPORE INT'L INC	7.5% 15/NOV/2017 655,000	687,750	692,663
	PQ CORP	ZCP AUG/2017 1,745,370	1,745,370	1,760,424
	PQ CORP	8.75% 01/MAY/2018 4,715,000	4,813,591	5,139,350
	PRICOA	5.45% 11/JUN/2014 1,550,000	1,583,344	1,583,150
	PRINCIPAL LIFE GLOBAL	VAR 09/JUL/2014 1,200,000	1,203,206	1,203,887
	PROCTER & GAMBLE CO	ZCP 28/FEB/2014 8,000,000	7,998,711	7,999,226
	PROVIDENT FDG/PFG FIN	6.75% 15/JUN/2021 1,755,000	1,769,720	1,746,225
	PSE&G TRANSITION	6.75% 15/JUN/2016 4,041,571	4,160,323	4,125,115
	QEP RESOURCES INC	5.375% 01/OCT/2022 305,000	311,100	293,563
	QEP RESOURCES INC	6.875% 01/MAR/2021 2,596,000	2,802,471	2,784,210
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 2,153,000	2,153,000	2,083,028
	QUIKSILVER INC	7.875% 01/AUG/2018 263,000	276,370	285,355
	QUIKSILVER INC	10% 01/AUG/2020 258,000	267,515	291,540
	RAAC	VAR 25/OCT/2046 804,150	463,219	660,348
	RABOBANK	5.26% 29/DEC/2049 56,000	31,187	56,280
	RABOBANK NEDERLAND	4.2% 13/MAY/2014 8,300,000	8,411,405	8,415,312
	RABOBANK NEDERLAND	4.5% 11/JAN/2021 2,300,000	2,293,767	2,441,234
	RABOBANK NEDERLAND	VAR 31/DEC/2049 3,493,000	3,425,284	4,623,859
	RABOBANK NEDERLAND	VAR 25/JUL/2014 1,100,000	1,100,000	1,101,146
	RANGE RESOURCES CORP	5% SB 15/AUG/2022 1,369,000	1,369,000	1,345,043
	RANGE RESOURCES CORP	6.75% 01/AUG/2020 250,000	263,750	270,625
	RBSSP RESECURITIZATION TR	VAR 26/JUL/2045 1,025,936	1,004,776	1,002,886

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	RECKITT BENCKISER	0.39% 04/SEP/2014 2,000,000	1,995,217	1,997,054
	RECKITT BENCKISER	0.41% 22/MAY/2014 1,000,000	998,602	999,212
	RECKITT BENCKISER	ZCP 07/APR/2014 840,000	839,112	839,565
	REGENCY ENERGY PARTNERS LP	6.5% 15/JUL/2021 3,630,000	3,731,400	3,847,800
	REYNOLDS GROUP ISSUER LLC	6.875% 15/FEB/2021 750,000	720,000	808,125
	REYNOLDS GROUP ISSUER LLC	8.25% 15/FEB/2021 1,210,000	1,178,428	1,291,675
	REYNOLDS GROUP ISSUER LLC	8.5% 15/MAY/2018 750,000	728,438	791,250
	REYNOLDS GROUP ISSUER LLC	9.875% 15/AUG/2019 657,000	677,349	730,913
	REYNOLDS GROUP ISSUER LLC	7.875% 15/AUG/2019 2,782,000	2,772,166	3,074,110
	REYNOLDS GROUP ISSUER LLC	9% 15/APR/2019 250,000	246,250	268,125
	RITE AID CORP	7.70% 15/FEB/2027 529,000	431,123	546,193
	RITE AID CORP	9.25% 15/MAR/2020 1,005,000	1,009,182	1,153,238
	RITE AID CORP	6.75% 15/JUN/2021 680,000	680,000	713,150
	RITE AID CORP	ZCP 31/DEC/2021 996,000	1,008,293	1,023,704
	ROYAL BANK OF CANADA	1.45% 30/OCT/2014 1,000,000	1,008,932	1,009,401
	ROYAL BANK OF CANADA	1.125% 15/JAN/2014 2,000,000	2,000,589	2,000,632
	ROYAL BK SCOTLAND GRP	VAR 31/DEC/2049 2,800,000	732,000	2,982,000
	RSC EQUIPMENT RENTAL INC	8.25% 01/FEB/2021 700,000	704,375	789,250
	SABINE PASS LIQUEFACTION LLC	6.25% 15/MAR/2022 1,044,000	1,044,000	1,036,170
	SABINE PASS LNG LP	5.625% 15/APR/2023 775,000	786,625	724,625
	SABINE PASS LNG LP	5.625% 01/FEB/2021 1,355,000	1,377,019	1,324,513
	SALLY HLDGS LLC/SALLY CAPITAL INC	5.75% 01/JUN/2022 497,000	497,000	516,880
	SALLY HLDGS LLC/SALLY CAPITAL INC	6.875% 15/NOV/2019 469,000	472,017	518,245
	SANTANDER DRIVE	0.89% 15/SEP/2016 434,796	434,765	435,516
	SBA COMM	5.625% 01/OCT/2019 272,000	276,760	280,160
	SBA TELECOMM	5.75% 15/JUL/2020 2,539,000	2,589,320	2,640,560
	SCHAEFFLER FINANCE BV	8.5% 15/FEB/2019 1,259,000	1,335,641	1,416,375
	SCHAEFFLER FINANCE BV	4.75% 15/MAY/2021 946,000	959,008	943,635
	SCHAEFFLER HOLDING FINANCE	6.875% 15/AUG/2018 735,000	751,895	779,100
	SEMINOLE TRIBE OF FLORIDA INC	7.804% 01/OCT/2020 295,000	303,481	323,025
	SENECA GAMING CORP	8.25% 01/DEC/2018 1,345,000	1,349,351	1,445,875
	SERTA SIMMONS HLDG	8.125% 01/OCT/2020 1,515,000	1,515,000	1,647,563
	SERVICE CORP INTL	5.375% 15/JAN/2022 600,000	606,000	607,500
	SILVER II BORROWER SCA /HLDS LLC	7.75% 15/DEC/2020 1,455,000	1,500,715	1,542,300
	SIWF MERGER SUB/SP	6.25% 01/JUN/2021 1,332,000	1,319,995	1,343,655
	SKANDINAVISKA ENSKILDA BANKEN	0.38% 21/NOV/2014 2,000,000	2,000,000	2,000,177
	SKANDINAVISKA ENSKILDA BANKEN	0.295% 28/MAY/2014 1,000,000	1,000,081	1,000,184
	SLM CORP	5.05% 14/NOV/2014 500,000	466,250	516,250
	SLM PRIVATE EDUCATION LOAN TR	VAR 15/MAY/2044 204,269	214,004	216,492
	SLM STUDENT LOAN TR	VAR 15/SEP/2021 332,470	459,985	457,440
	SLM STUDENT LOAN TR	VAR 15/DEC/2023 1,388,465	1,855,292	1,879,765
	SM ENERGY CO	6.5% 15/NOV/2021 540,000	541,725	572,400
	SM ENERGY CO	6.5% 01/JAN/2023 1,003,000	1,036,713	1,051,896
	SOCIETE GENERALE	VAR 11/APR/2014 2,000,000	2,004,745	2,004,810
	SOUTHERN NATURAL GAS CO	5.9% 01/APR/2017 120,000	101,497	134,482
	SOUTHERN NATURAL GAS CO	8% 01/MAR/2032 77,000	66,228	98,458
	SPCM SA	6% 15/JAN/2022 240,000	240,000	253,200
	SPECTRUM BRANDS	6.375% 15/NOV/2020 2,100,000	2,194,985	2,241,750
	SPECTRUM BRANDS	6.625% 15/NOV/2022 555,000	555,000	590,381
	SPECTRUM BRANDS	6.75% 15/MAR/2020 1,173,000	1,206,095	1,262,441
	SPRINGLEAF FINANCE CORP	6.9% 15/DEC/2017 975,000	912,070	1,065,675
	SPRINGLEAF FINANCE CORP	7.75% 01/OCT/2021 901,000	920,808	973,080

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SPRINGLEAF FINANCE CORP	8.25% 01/OCT/2023 633,000	633,000	685,223
	SPRINT CAPITAL CORP	6.9% 01/MAY/2019 650,000	634,980	710,125
	SPRINT CORP	7.25% 15/SEP/2021 1,500,000	1,501,875	1,610,625
	SPRINT CORP	7.875% 15/SEP/2023 1,500,000	1,503,750	1,612,500
	SPRINT NEXTEL CORP	11.5% 15/NOV/2021 900,000	905,625	1,179,000
	SPRINT NEXTEL CORP	6% 15/NOV/2022 795,000	803,195	775,125
	SPRINT NEXTEL CORP	7% 15/AUG/2020 1,302,000	1,305,255	1,409,415
	SPRINT NEXTEL CORP	8.375% 15/AUG/2017 86,000	94,815	99,545
	SPRINT NEXTEL CORP	9% 15/NOV/2018 3,892,000	3,950,714	4,689,860
	SPRINT NEXTEL CORP	7.00% 01/MAR/2020 1,576,000	1,576,000	1,757,240
	STANDARD CHARTERED	VAR 12/MAY/2014 2,000,000	2,005,672	2,005,988
	STANDARD CHRTRD BNK NY	0.3% 03/MAR/2014 2,000,000	2,000,000	2,000,482
	STATE STREET CORP	4.3% 30/MAY/2014 4,000,000	4,064,917	4,064,240
	STHI HOLDING	8% 15/MAR/2018 940,000	964,150	1,005,800
	STUDIO CITY FINANCE LTD	8.5% 01/DEC/2020 1,677,000	1,677,000	1,857,278
	SUGAR HSP GMNG PRO	6.375% 01/JUN/2021 1,192,000	1,184,222	1,150,280
	SUMITOMO MTSU BKG CO	0.38% 09/MAY/2014 4,400,000	4,400,000	4,402,038
	SUMITOMO MTSU BKG CO	0.38% 18/JUL/2014 1,000,000	1,000,000	1,000,549
	SUMITOMO MTSU BKG CO	0.21% 12/FEB/2014 2,000,000	1,999,977	2,000,048
	SUNCORP-METWY LTD	0.33% 11/MAR/2014 4,500,000	4,497,499	4,498,425
	SVENSK EXPORTKRDT AKTBOLAGET	VAR 14/AUG/2014 3,000,000	3,013,069	3,015,417
	SVENSKA HANDELSBANKEN	4.875% 10/JUN/2014 720,000	733,596	734,234
	SVENSKA HANDELSBKN FR CD	VAR 19/DEC/2014 4,000,000	4,000,000	4,003,120
	SYNOVUS FINANCIAL	7.875% 15/FEB/2019 2,015,000	2,213,970	2,261,838
	TAYLOR MORRISON	5.25% 15/APR/2021 1,000,000	1,010,000	972,500
	TAYLOR MORRISON	7.75% 15/APR/2020 619,000	663,326	680,900
	TAYLOR MORRISON	7.75% 15/APR/2020 745,000	749,483	819,500
	TELECOM ITALIA CAPITAL	7.175% 18/JUN/2019 1,091,000	1,214,589	1,224,648
	TEMPUR SEALY INT'L INC	6.875% 15/DEC/2020 801,000	835,125	873,090
	TENET HEALTHCARE CORP	4.5% 01/APR/2021 1,105,000	1,101,063	1,046,988
	TENET HEALTHCARE CORP	4.75% 01/JUN/2020 490,000	490,000	478,975
	TENET HEALTHCARE CORP	6% 01/OCT/2020 809,000	809,000	844,394
	TENET HEALTHCARE CORP	8.125% 01/APR/2022 2,377,000	2,377,000	2,561,218
	TENNESSEE GAS PIPELINE	8.375% 15/JUN/2032 28,000	25,048	36,120
	TERWIN MORTGAGE TR	VAR 25/OCT/2037 850,759	219,555	356,781
	TIME WARNER INC	8.375% 15/MAR/2023 945,000	1,092,466	1,086,920
	TITAN INT'L INC	6.875% 01/OCT/2020 722,000	722,000	752,685
	T-MOBILE USA INC	6.633% 28/APR/2021 3,873,000	4,007,645	4,076,333
	T-MOBILE USA INC	6.731% 28/APR/2022 1,853,000	1,882,931	1,931,753
	TOLL BROTHERS FINANCE CORP	8.91% 15/OCT/2017 2,100,000	2,357,250	2,535,750
	TORONTO-DOMINION BANK NY	VAR 18/NOV/2014 7,500,000	7,500,000	7,501,283
	TOYOTA AUTO RECBL	0.370% 15/SEP/2015 1,608,659	1,608,638	1,608,807
	TOYOTA AUTO RECBL	0.36% 17/FEB/2015 388,660	388,576	388,676
	TOYOTA AUTO RECBL	0.68% 15/JUN/2015 1,780,663	1,782,847	1,782,614
	TOYOTA AUTO RECBL	1.56% 15/MAY/2015 3,883,701	3,899,663	3,897,802
	TOYOTA MOTOR CREDIT CORP	VAR 22/AUG/2014 1,000,000	1,000,000	1,000,568
	TOYOTA MOTOR CREDIT CORP	ZCP 04/AUG/2010 8,000,000	7,989,356	7,989,356
	TOYOTA MOTOR CREDIT CORP	1.09% 15/DEC/2014 1,835,066	1,837,945	1,836,365
	TRANSDIGM INC	7.5% 15/JUL/2021 509,000	509,000	547,175
	TRIPLE POINT GRP HOLDINGS, INC	ZCP JUL/2021 851,000	799,940	731,860
	TUNICA-BILOXI GAMING AUT	9.0% 15/NOV/2015 30,000	30,150	27,000
	TXU CORP	6.5% 15/NOV/2024 60,000	20,985	21,000

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	U.S. RENAL CARE, INC	ZCP 03/JUL/2019 1,587,720	1,567,499	1,595,659
	U.S. RENAL CARE, INC	ZCP 03/JAN/2020 437,000	428,260	443,555
	UBS AG (STAMFORD)	0.515% 30/MAY/2014 2,000,000	2,000,000	2,002,367
	UBS AG (STAMFORD)	2.25% 28/JAN/2014 1,977,000	1,977,086	1,979,544
	UBS AG (STAMFORD)	3.875% 15/JAN/2015 900,000	929,370	930,470
	UBS AG (STAMFORD)	VAR 28/JAN/2014 349,000	349,000	349,304
	UNIFRAX I LLC/UNIFRAX HLDG CO	7.5% 15/FEB/2019 780,000	785,550	807,300
	UNITED PARCEL SERVICE INC	3.875% 01/APR/2014 3,875,000	3,908,476	3,907,039
	UNITED RENTALS N.A. INC	7.375% 15/MAY/2020 979,000	979,000	1,085,466
	UNITED RENTALS N.A. INC	7.625% 15/APR/2022 1,138,000	1,138,000	1,264,603
	UNITYMEDIA HESSEN / NRW	5.5% 15/JAN/2023 735,000	747,863	712,950
	UNIVISION COMM INC	5.125% 15/MAY/2023 2,008,000	1,940,039	2,005,490
	UNIVISION COMM INC	6.75% 15/SEP/2022 747,000	768,476	817,965
	UNIVISION COMM INC	7.875% 01/NOV/2020 925,000	967,375	1,016,344
	UNIVISION COMM INC	8.5% 15/MAY/2021 1,204,000	1,240,917	1,324,400
	US COATINGS AC/FLA	7.375% 01/MAY/2021 1,227,000	1,241,283	1,308,289
	U.S. RENAL CARE, INC	ZCP 01/JAN/2020 1,128,000	1,105,440	1,154,085
	USAA AUTO OWNER TR	0.38% 15/JUN/2015 2,053,909	2,054,361	2,053,582
	VALEANT PHARMACEUTICALS INTL	5.625% 01/DEC/2021 1,115,000	1,129,794	1,120,575
	VALEANT PHARMACEUTICALS INTL	7.5% 15/JUL/2021 2,000,000	2,075,000	2,195,000
	VEB FINANCE	5.45% 22/NOV/2017 1,000,000	1,000,000	1,071,300
	VERISIGN INC	4.625% 01/MAY/2023 1,100,000	1,111,000	1,050,500
	VIDEOTRON LTEE	5% 15/JUL/2022 1,899,000	1,900,325	1,856,273
	VISTEON CORP	6.75% 15/APR/2019 1,830,000	1,776,994	1,944,375
	VOLKSWAGEN AUTO LN	FLT 21/DEC/2015 405,000	405,000	404,778
	VOLKSWAGEN AUTO LN	0.33% 20/JUL/2015 719,759	719,635	719,537
	VOLKSWAGEN AUTO LN	1.22% 22/JUN/2015 282,825	283,489	283,119
	VOLKSWAGEN AUTO LN	0.87% 20/JUL/2015 6,591,013	6,660,633	6,605,639
	VOLKSWAGEN AUTO LN	1.2% 20/OCT/2014 124,110	124,363	124,161
	VOLKSWAGEN INT'L FINANCE	VAR 01/APR/2014 1,000,000	1,000,000	1,000,960
	VPI ESCROW CORP	6.375% 10/MAR/2021 3,555,000	3,755,320	3,746,081
	WACHOVIA CAPITAL TR III	FLT 31/DEC/2049 628,000	370,520	574,620
	WALT DISNEY CO	ZCP 15/APR/2014 8,000,000	7,997,458	7,997,458
	WDAC SUBSIDIARY CORP	8.50% 01/DEC/2014 750,000	938,526	36,171
	WELLS FARGO & CO	0.22% 02/JAN/2014 8,000,000	7,999,969	7,999,960
	WHITING PETROLEUM CORP	6.5% 01/OCT/2018 65,000	67,763	69,063
	WHITING PETROLEUM CORP	5.75% 15/MAR/2021 1,250,000	1,275,000	1,293,750
	WIND ACQUISITION	6.5% 30/APR/2020 2,988,000	3,058,680	3,182,220
	WINDSTREAM CORP	7.875% 01/NOV/2017 875,000	934,063	999,688
	WINDSTREAM CORP	6.375% 01/AUG/2023 1,371,000	1,371,000	1,281,885
	WOODSIDE HOMES CO LLC	6.75% 15/DEC/2021 560,000	560,000	561,400
	WORLD OMNI AUTO	0.71% 15/JAN/2015 379,999	380,205	380,090
	WORLD OMNI AUTO	0.93% 16/NOV/2015 6,350,000	6,370,500	6,367,285
	WORLD OMNI AUTO	0.52% 15/JUN/2015 151,734	151,831	151,758
	WORLD OMNI AUTO	1.11% 15/MAY/2015 40,959	41,033	40,970
	WORLD OMNI AUTO	0.430% 16/MAY/2016 160,000	160,031	160,005
	WORLD OMNI AUTO	0.25% 10/OCT/2014 1,077,475	1,077,475	1,077,475
	ZAYO GROUP LLC	10.125% 01/JUL/2020 922,000	922,000	1,062,605
	ZAYO GROUP LLC	8.125% 01/JAN/2020 720,000	766,805	788,400
	TOTAL CORPORATE DEBT SECURITIES		1,147,262,299	1,172,329,979
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	AFRICAN DEVELOPMENT BANK	3.00% 27/MAY/2014 2,250,000	2,274,431	2,274,750

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	BUCKEYE OHIO TOB SETTLEMENT	6.50% 01/JUN/2047 6,400,000	4,642,368	5,157,056
	BUONI POLIENNALI DEL TES	VAR 15/SEP/2017 1,200,000	1,891,902	1,968,989
	FEDERAL FARM CREDIT BANKS	VAR 10/FEB/2014 5,000,000	4,999,768	5,000,105
	FEDERAL HOME LOAN BANKS	0.25% 30/OCT/2014 700,000	700,000	700,144
	FEDERAL HOME LOAN BANKS	0.26% 10/NOV/2014 300,000	300,000	300,078
	FEDERAL HOME LOAN BANKS	0.19% 22/JUL/2014 1,000,000	999,905	1,000,222
	FEDERAL HOME LOAN BANKS	0.19% 25/JUL/2014 600,000	600,025	600,135
	FEDERAL HOME LOAN BANKS	0.19% 25/JUL/2014 400,000	400,005	400,090
	FEDERAL HOME LOAN BANKS	ZCP 17/JAN/2014 8,000,000	7,999,467	7,999,936
	FEDERAL HOME LOAN BANKS	ZCP 19/MAR/2014 8,000,000	7,998,289	7,999,328
	FEDERAL HOME LOAN BANKS	ZCP 26/MAR/2014 8,000,000	7,998,133	7,999,264
	FEDERAL HOME LOAN BANKS	ZCP 21/MAR/2014 8,000,000	7,998,332	7,999,304
	FEDERAL NATIONAL MTG ASSOC	0.00% 01/FEB/2019 390,000	216,934	339,435
	FEDERAL NATIONAL MTG ASSOC	6.00% 18/APR/2036 740,000	817,728	810,495
	FEDERAL NATIONAL MTG ASSOC	0.88% 28/AUG/2014 1,000,000	1,004,645	1,004,703
	FINANCING CORP	ZCP 05/APR/2019 160,000	111,528	142,045
	INST CRED OFICIAL FRN	VAR 25/MAR/2014 2,200,000	3,109,458	3,027,549
	INSTITUTO PARA LA PRTCCNL AHOR	4.05% 19/MAR/2015 3,100,000	252,327	239,654
	ITALY(REPUBLIC OF)	3.1% 15/SEP/2026 100,000	136,555	148,059
	ITALY(REPUBLIC OF)	2.1% 15/SEP/2016 800,000	1,175,638	1,212,642
	ITALY(REPUBLIC OF)	VAR 15/SEP/2018 1,000,000	1,318,092	1,382,135
	ITALY(REPUBLIC OF)	VAR 15/SEP/2021 100,000	135,561	144,743
	KFW BOND	3.50% 10/MAR/2014 2,000,000	2,012,234	2,011,580
	KREDITANSTALT FR WIEDERAUFBAU	1.5% 04/APR/2014 1,000,000	1,003,244	1,003,590
	MADRID(COMUNIDAD)	4.2% 24/SEP/2014 1,600,000	2,011,195	2,244,493
	MANITOBA(PROVINCE OF)	1.37% 28/APR/2014 1,050,000	1,053,693	1,053,779
	MEX BONOS PROTECC AHORRO	VAR 30/JAN/2020 20,400,000	1,682,257	1,575,036
	MEXICO (UNITED MEXICAN STATES)	6.5% 09/JUN/2022 9,700,000	761,962	748,565
	MEXICO (UNITED MEXICAN STATES)	4.75% 14/JUN/2018 8,200,000	623,382	611,144
	NEW SOUTH WALES TREASURY CORP	2.50% 20/NOV/2035 400,000	459,160	418,034
	NEW SOUTH WALES TREASURY CORP	VAR 20/NOV/2025 2,200,000	2,315,900	2,467,767
	PORT AUTHORITY NY & NJ	4.46% 01/OCT/2062 1,400,000	1,400,000	1,192,632
	RESOLUTION FUNDING CORP	ZCP 15/OCT/2019 400,000	356,070	347,326
	TENNESSEE VALLEY AUTHORITY	7.13% 01/MAY/2030 942,000	1,321,014	1,231,421
	U.K. OF GRT BRTN & NRTHRN IRELND	2.5% 26/JUL/2016 300,000	1,683,498	1,683,263
	U.S. OF AMER TREAS	VAR 15/JAN/2016 4,293,000	5,386,028	5,383,888
	U.S. OF AMER TREAS	VAR 15/JAN/2022 27,250,000	27,887,121	27,026,576
	U.S. OF AMER TREAS	1.375% 31/JUL/2018 53,700,000	53,512,351	53,217,559
	U.S. OF AMER TREAS BILL	ZCP 09/JAN/2014 12,200,000	12,199,842	12,199,976
	U.S. OF AMER TREAS BILL	ZCP 02/JAN/2014 12,200,000	12,199,980	12,200,000
	U.S. OF AMER TREAS BILL	ZCP 23/JAN/2014 10,000,000	10,000,000	9,999,900
	U.S. OF AMER TREAS BONDS	1.125% 15/JAN/2021 20,000,000	22,013,578	22,443,816
	U.S. OF AMER TREAS BONDS	2.375% 15/JAN/2025 13,400,000	20,195,365	19,085,449
	U.S. OF AMER TREAS BONDS	0.625% 15/FEB/2043 3,400,000	3,179,943	2,655,847
	U.S. OF AMER TREAS BONDS	2.00% 15/JAN/2026 12,600,000	17,570,496	16,414,562
	U.S. OF AMER TREAS BONDS	1.75% 15/JAN/2028 12,750,000	12,728,764	15,218,771
	U.S. OF AMER TREAS BONDS	VAR 15/FEB/2040 1,700,000	2,402,542	2,064,103
	U.S. OF AMER TREAS BONDS	2.5% 15/JAN/2029 1,900,000	2,492,940	2,428,992
	U.S. OF AMER TREAS BONDS	VAR 15/FEB/2042 600,000	677,589	498,579
	U.S. OF AMER TREAS NOTES	2.00% 15/JUL/2014 1,888,000	2,339,940	2,390,961
	U.S. OF AMER TREAS NOTES	1.75% 31/JAN/2014 11,962,400	11,978,671	11,978,286
	U.S. OF AMER TREAS NOTES	1.87% 15/JUL/2015 2,555,000	3,237,164	3,233,642

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	3.875% 15/APR/2029 6,600,000	14,512,251	12,851,000
	U.S. OF AMER TREAS NOTES	2.625% 15/JUL/2017 10,700,000	13,680,671	13,563,659
	U.S. OF AMER TREAS NOTES	1.875% 28/FEB/2014 8,000,000	8,023,129	8,022,496
	U.S. OF AMER TREAS NOTES	1.375% 15/JAN/2020 8,450,000	8,878,684	9,800,571
	U.S. OF AMER TREAS NOTES	2.375% 15/JAN/2027 16,300,000	22,888,983	21,745,669
	U.S. OF AMER TREAS NOTES	0.625% 15/JUL/2021 25,450,000	27,538,153	26,771,500
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 2,100,000	2,116,746	2,006,933
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2018 10,400,000	10,736,796	10,717,608
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 8,700,000	8,538,459	8,421,283
	U.S. OF AMER TREAS NOTES	2.50% 15/AUG/2023 8,900,000	8,781,360	8,546,777
	U.S. OF AMER TREAS NOTES	4.00% 15/FEB/2014 8,000,000	8,038,203	8,037,184
	U.S. OF AMER TREAS NOTES	2.125% 15/JAN/2019 1,500,000	1,706,590	1,822,268
	U.S. OF AMER TREAS NOTES	1.750% 31/MAR/2014 8,000,000	8,032,304	8,032,184
	U.S. OF AMER TREAS NOTES	1.875% 30/APR/2014 8,000,000	8,047,031	8,045,936
	U.S. OF AMER TREAS NOTES	1.88% 15/JUL/2019 10,400,000	12,770,132	12,641,198
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 14,700,000	17,026,756	16,842,988
	U.S. OF AMER TREAS NOTES	2.63% 15/AUG/2020 23,600,000	24,743,093	24,079,363
	U.S. OF AMER TREAS NOTES	1.00% 15/JAN/2014 24,005,800	24,014,355	24,013,290
	U.S. OF AMER TREAS NOTES	1.25% 15/APR/2014 8,000,000	8,026,282	8,025,936
	U.S. OF AMER TREAS NOTES	1.250% 15/FEB/2014 8,000,000	8,011,756	8,010,936
	U.S. OF AMER TREAS NOTES	3.125% 15/MAY/2021 1,200,000	1,360,906	1,250,906
	U.S. OF AMER TREAS NOTES	2.25% 31/JUL/2018 45,400,000	47,350,709	46,800,999
	U.S. OF AMER TREAS NOTES	1.00% 31/AUG/2016 15,500,000	15,711,914	15,645,313
	U.S. OF AMER TREAS NOTES	2.00% 15/NOV/2021 16,800,000	16,897,202	16,034,810
	U.S. OF AMER TREAS NOTES	0.25%15/FEB/2015 190,000	190,119	190,134
	U.S. OF AMER TREAS NOTES	1.625%15/AUG/2022 83,800,000	76,729,375	76,133,641
	U.S. OF AMER TREAS NOTES	1.75%15/MAY/2023 500,000	462,930	450,664
	U.S. OF AMER TREAS NOTES	1.375%30/JUN/2018 1,700,000	1,701,153	1,687,117
	U.S. OF AMER TREAS NOTES	3.63% 15/APR/2028 7,500,000	15,682,423	14,326,848
	U.S. OF AMER TREAS NOTES	1.375% 15/JUL/2018 1,600,000	1,801,637	1,878,283
	U.S. OF AMER TREAS NOTES	1.25% 15/APR/2014 3,600,000	3,952,722	3,998,520
	U.S. OF AMER TREAS NOTES	0.05% 15/APR/2015 4,500,000	4,945,627	4,956,436
	U.S. OF AMER TREAS NOTES	0.13% 15/APR/2016 20,100,000	21,869,876	21,838,753
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 40,200,000	39,967,739	39,110,626
	U.S. OF AMER TREAS NOTES	1.63% 15/JAN/2015 10,400,000	13,129,496	13,105,010
	U.S. OF AMER TREAS NOTES	1.25% 15/MAR/2014 8,000,000	8,018,377	8,018,752
	UNIV CALIF REGTS MED CTR	6.398% 15/MAY/2031 3,400,000	3,400,000	3,830,440
	WISCONSIN HSG & ECNMC DEV AUTH	VAR 01/SEP/2026 3,700,000	3,700,000	3,700,000
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT		816,750,953	807,836,429
	SECURITIES
MORTGAGE-BACKED SECURITIES:
	BANC OF AMERICA COMM MTG	5.38% 10/JUN/2049 3,300,000	3,816,656	3,663,822
	BANC OF AMERICA FUNDING TR	VAR 25/APR/2037 340,025	258,419	279,583
	BANC OF AMERICA FUNDING TR	VAR 20/MAY/2036 601,080	394,938	557,035
	BANC OF AMERICA MTG TR	VAR 25/FEB/2035 409,532	308,174	398,573
	BCCR TR	VAR 21/AUG/2045 6,000,000	5,130,000	6,601,140
*	BEAR STEARNS	VAR 25/MAR/2035 61,618	60,448	62,029
*	BEAR STEARNS	VAR 25/AUG/2035 32,005	31,248	32,031
	CD 2007 CD4	5.21% 11/DEC/2049 31,111	31,729	31,117
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2037 376,495	262,180	308,204

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	CITIGROUP MTG LOAN TR	VAR 25/AUG/2035 28,326	27,847	27,921
	CITIGROUP MTG LOAN TR	VAR 25/OCT/2035 792,993	469,784	596,596
	CITIGROUP MTG LOAN TR	VAR 25/SEP/2035 23,924	23,027	23,425
	COMMERCIAL MTG	6.75% 20/JUN/2031 352,458	326,978	369,310
	CWALT ALTERNATIVE LN TR	VAR 20/DEC/2046 1,101,017	651,252	779,354
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2039 25,988	26,905	26,710
	FEDERAL HOME LOAN MTG CORP	4.00% 01/DEC/2040 3,127,310	3,346,711	3,214,412
	FEDERAL HOME LOAN MTG CORP	VAR 01/JAN/2037 700,285	726,239	740,744
	FEDERAL HOME LOAN MTG CORP	VAR 01/SEP/2037 58,152	59,917	59,668
	FEDERAL HOME LOAN MTG CORP	4.00% 01/AUG/2043 32,427	33,572	33,349
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2043 932,120	965,035	958,708
	FEDERAL NATIONAL MTG ASSOC	2.50% 01/APR/2043 1,990,854	1,847,761	1,804,000
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/AUG/2043 1,982,875	1,892,871	1,884,733
	FEDERAL NATIONAL MTG ASSOC	3.50% 01/FEB/2026 142,680	148,966	149,305
	FEDERAL NATIONAL MTG ASSOC	2.50% 01/JAN/2043 1,978,730	1,836,509	1,793,040
	FEDERAL NATIONAL MTG ASSOC	2.50% 01/FEB/2043 1,967,437	1,826,028	1,782,784
	FEDERAL NATIONAL MTG ASSOC	2.50% 01/APR/2043 1,985,961	1,843,220	1,799,589
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/MAY/2043 4,959,763	4,699,376	4,713,675
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/MAY/2043 1,982,637	1,934,310	1,884,221
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/JUN/2043 44,701	42,815	42,500
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/JUN/2043 1,918,896	1,874,522	1,823,872
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/JUL/2043 15,999,997	15,339,215	15,207,997
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/AUG/2043 3,081,101	3,009,850	2,928,583
	FEDERAL NATIONAL MTG ASSOC	7.00% 01/DEC/2027 1,642	1,749	1,646
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/AUG/2015 0,656	693	680
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/AUG/2015 5,222	5,509	5,309
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/SEP/2015 1,657	1,723	1,711
	FEDERAL NATIONAL MTG ASSOC	9.00% 01/NOV/2021 1,774	1,901	1,795
	GOVERNMENT NATIONAL MTG ASSOC	7.50% 15/MAR/2029 7,422	7,897	8,755
	GOVERNMENT NATIONAL MTG ASSOC	VAR 20/MAR/2037 374,393	368,719	375,413
	GOVERNMENT NATIONAL MTG ASSOC	VAR 20/MAY/2037 158,953	156,543	159,085
	GOVERNMENT NATIONAL MTG ASSOC	2.50% JAN 1,000,000	922,656	917,930
	GOVERNMENT NATIONAL MTG ASSOC	3.00% JAN 17,000,000	16,481,367	16,416,951
	HARBORVIEW MTG LOAN TR	VAR 25/FEB/2036 335,940	174,899	266,748
	INDUS ECLIPSE07-1 FRN	VAR 25/JAN/2020 215,590	296,789	344,573
	INDYMAC INDA	VAR 25/NOV/2037 255,207	165,975	233,008
	MASTR ADJ RATE MTGS TR	FLT 25/JAN/2036 519,857	399,687	491,768
	MRRLL LYNCH/CNTRYWDE COMM MTG	5.70% 12/SEP/2049 100,000	72,375	111,110
	MRRLL LYNCH/CNTRYWDE COMM MTG	5.81% 12/JUN/2050 4,290,000	2,805,355	4,744,907
	MORGAN STANLEY CAPITAL I	VAR 11/JUN/2049 80,000	63,966	89,246
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 1,029,667	634,045	875,409
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 286,804	148,849	279,029
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUN/2036 1,143,402	924,190	1,121,149
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUN/2037 528,432	255,644	301,634
	RALI SERIES	FLT 25/DEC/2035 1,564,552	885,034	1,236,300
	RALI SERIES	VAR 25/JUN/2046 220,281	183,228	101,580
	RBSGC MTG LOAN TR	VAR 25/JAN/2037 764,730	299,227	511,932
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/MAY/2036 701,230	390,934	533,478
	STRUCTURED ADJ RATE MTG LOAN TR	VAR MAY/2036 769,617	481,928	746,990
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 507,592	386,468	498,605
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 744,189	637,221	772,486

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	UBS-BARCLAYS COMM MTG TR	VAR 12/MAR/2046 8,016,598	590,638	576,518
	WACHOVIA BANK COMM MTG	4.94% 15/APR/2042 837,000	638,968	868,306
	WACHOVIA BANK COMM MTG	5.57% 15/OCT/2048 100,000	71,020	109,440
	WELLS FARGO	FLT 25/OCT/2035 1,565,238	1,366,893	1,534,135
	WELLS FARGO	FLT 25/OCT/2035 483,801	444,794	487,039
	WELLS FARGO	VAR 25/APR/2036 171,828	132,860	157,498
	TOTAL MORTGAGE-BACKED SECURITIES		83,646,246	89,460,193
DERIVATIVES RECEIVABLE:
	US 10YR NOTE (CBT) BOND LONG	VM EX: 20/MAR/2014 SIZE 100,000	—	(20,262)
	US 10YR NOTE (CBT) BOND LONG	FUTR LONG EX: 20/MAR/2014	(20,262)	20,262
	US 5YR NOTE (CBT) FUTR LONG	VM EX: 31/MAR/2014 SIZE 100,000	—	(282,893)
	US 5YR NOTE (CBT) FUTR LONG	FUTR LONG EX: 31/MAR/2014	(282,893)	282,893
	90DAY EURO$ FUTR LONG	VM EX: 14/DEC/2015 SIZE 2,500	—	(17,309)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 14/DEC/2015	(17,309)	17,309
	90DAY EURO$ FUTR LONG	VM EX: 15/JUN/2015 SIZE 2,500	—	(42,176)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 15/JUNE/2015	(42,176)	42,176
	90DAY EURO$ FUTR LONG	VM EX: 13/JUN/2016 SIZE 2,500	—	(41,496)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 13/JUN/2016	(41,496)	41,496
	90DAY EURO$ FUTR LONG	VM EX: 16/MAR/2015 SIZE 2,500	—	(35,365)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 16/MAR/2015	(35,365)	35,365
	90DAY EURO$ FUTR LONG	VM EX: 14/MAR/2016 SIZE 2,500	—	(205,541)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 14/MAR/2016	(205,541)	205,541
	90DAY EURO$ FUTR LONG	VM EX: 14/SEP/2015 SIZE 2,500	—	(24,804)
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 14/SEP/2015	(24,804)	24,804
	90DAY EURO$ FUTR LONG	VM EX: 15/SEP/2014 SIZE 2,500	—	2,436
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 15/SEP/2014	2,436	(2,436)
	FWD CURRENCY CONTRACTS - JPY	AUD RATE 0.9637	—	9,969
	FWD CURRENCY CONTRACTS - AUD	BRL RATE 2.0644	—	69,192
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.0955	—	10,276
	FWD CURRENCY CONTRACTS - MXN	BRL RATE 2.1025	—	3,042
	FWD CURRENCY CONTRACTS - MXN	BRL RATE 2.0940	—	7,713
	FWD CURRENCY CONTRACTS - EUR	BRL RATE 2.0891	—	11,779
	FWD CURRENCY CONTRACTS - EUR	CAD RATE 0.9973	—	818
	FWD CURRENCY CONTRACTS - AUD	CNY RATE 6.3826	—	31,288
	FWD CURRENCY CONTRACTS - JPY	EUR RATE 0.7585	—	554
	FWD CURRENCY CONTRACTS - HKD	MXN RATE 13.0970	—	4
	GENERAL MOTORS CO C/WTS	2,917 SHARES	—	90,897
	GENERAL MOTORS CO C/WTS	2,917 SHARES	—	67,473
	GREEN FIELD ENERGY/WTS	1,275 SHARES	—	1,288
	NORTEK INC/WTS	432 SHARES	—	11,016
	CDS - EMIABD	EX 20/MAR/2016 3,000,000	—	58,797
	CDS - QATAR	EX 20/MAR/2016 2,000,000	—	35,944
	CDS - QATAR	EX 20/MAR/2016 1,600,000	—	28,755
	CDS - TOL FINCORP	EX 20/DEC/2017 2,500,000	—	5,693
	INFLATION SWAP - USCPI	EX 29/NOV/2016 1,200,000	—	4,360
	INFLATION SWAP - USCPI	EX 29/NOV/2016 1,200,000	—	4,360
	INFLATION SWAP - USCPI	EX 29/NOV/2016 900,000	—	2,759
	INFLATION SWAP - USCPI	EX 15/APR/2016 8,900,000	—	129,892
	INFLATION SWAP - USCPI	EX 05/NOV/2016 2,100,000	—	5,573
	INFLATION SWAP - USCPI	EX 15/APR/2017 1,600,000	—	21,114
	INFLATION SWAP - USCPI	EX 31/OCT/2016 500,000	—	406
	INFLATION SWAP - USCPI	EX 23/OCT/2016 2,700,000	—	1,942

JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	INFLATION SWAP - USCPI	EX 01/Oct/2018 800,000	—	260
	INFLATION SWAP - USCPI	EX 15/JUL/2017 10,700,000	—	91,050
	INFLATION SWAP - USCPI	EX 15/JUL/2017 6,600,000	—	56,162
	INFLATION SWAP - USCPI	EX 15/JUL/2022 1,300,000	—	21,132
	INFLATION SWAP - USCPI	EX 15/JUL/2022 4,800,000	—	78,014
	INFLATION SWAP - USCPI	EX 08/MAY/2023 1,900,000	—	3,640
	INFLATION SWAP - FCPIX	EX 01/04/2021 100,000	—	3,874
	INFLATION SWAP - FCPIX	EX 01/04/2021 700,000	—	26,818
	INFLATION SWAP - FCPIX	EX 01/04/2021 1,000,000	—	38,738
	INFLATION SWAP - FCPIX	EX 01/04/2021 300,000	—	11,621
	INFLATION SWAP - FCPIX	EX 01/04/2021 5,000,000	—	193,688
	INFLATION SWAP - FCPIX	EX 25/07/2021 4,600,000	—	78,520
	INFLATION SWAP - FCPIX	EX 25/07/2021 4,600,000	—	78,520
	INFLATION SWAP - FCPIX	EX 25/07/2021 3,100,000	—	53,269
	IRS - LIBOR	EX 19/JUN/2043 6,200,000	—	1,300,654
	IRS - LIBOR	EX 18/DEC/2043 12,200,000	—	926,713
	IRS - LIBOR	EX 18/DEC/2043 2,500,000	—	189,900
	IRS - LIBOR	EX 18/DEC/2043 1,300,000	—	98,748
	IRS - LIBOR	EX 18/DEC/2043 1,200,000	—	91,152
	SWAPTION - SOP	CALL SCTY EX 05/21/2014 1	—	1,076,033
	SWAPTION - SOP	PUT SCTY EX 09/21/2015 1	—	324,129
	SWAPTION - SOP	CALL SCTY EX 04/14/2014 1	—	94,630
	TOTAL DERIVATIVES RECEIVABLE		(667,410)	5,452,169
MONEY MARKET FUNDS AND OTHER:
	BLACKROCK DOMICILED MM FD	12 SHARES	12	12
	CASH COLLATERAL/MM FD	3,490,000 SHARES	3,490,000	3,490,000
*	JPM US GOV'T/MMKT FD CAP'L SH'S	285,275,555 SHARES	285,275,555	285,275,555
	LBI OPEN POSITION NET/MM FD	155,861 SHARES	—	65,462
	TRUST RECEIPT MISC INC	1 SHARE	—	1
	TOTAL OTHER		288,765,567	288,831,030
	SUBTOTAL INVESTMENTS		15,054,805,759	19,413,839,577

*	NOTES RECEIVABLE FROM PARTICIPANTS	INT RATE: 3.25 - 9.50%	—	463,672,756

	TOTAL INVESTMENTS		$15,054,805,759	$19,877,512,333

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	AUSTRALIA(COMMONWEALTH OF)	5.5% SEMI-ANN. 04/21/2023 100,000	$121,680	$123,122
	AUSTRALIA(COMMONWEALTH OF)	5.5% SEMI-ANN. 01/21/2018 800,000	915,862	920,946
	GERMANY(FEDERAL REPUBLIC)	ANNUAL FLT 04/15/2018 4,600,000	6,886,000	6,829,172
	MEXICO(UNITED MEXICAN STATES)	VAR SEMI-ANN. FLT 06/16/2016 1,400	60,953	60,604
	MEXICO(UNITED MEXICAN STATES)	VAR SEMI-ANN. FLT 12/18/2014 4,500	184,880	183,401
	UK OF GREAT BRITAIN AND NORT	SEMI-ANN ZCP 11/22/2017 400,000	920,426	932,135
	UK OF GREAT BRITAIN AND NORT	SEMI-ANN 0.38% 03/22/2062 100,000	212,939	201,358
	UK OF GREAT BRITAIN AND NORT	SEMI-ANN ZCP 03/22/2044 850,000	1,374,583	1,467,266
DERIVATIVES:
	EURO-BUND OPTION	EX 11/22/2013 SIZE 100,000	—	10,671
	US 10YR	EX 04/26/2013 SIZE 100,000	(1,789)	(4)
	US 10YR FUT OPTN	EX 08/23/2013 SIZE 100,000	(7,184)	—
	EURO-BUND OPTION	EX 11/22/2013 SIZE 100,000	—	8,039
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 09/24/2013 1	26,000	43,680
	3MO EURO	EX 12/14/2015 SIZE 2,500	—	4,985
	US LONG BOND (CBT) FUTR	EX 12/19/2013 SIZE 100,000	—	(49,422)
	US LONG BOND (CBT) FUTR	EX 06/19/2013 SIZE 100,000	—	41,968
	US LONG BOND (CBT) FUTR	EX 09/19/2013 SIZE 100,000	—	125,341
	US 10YR NOTE (CBT) BOND	EX 09/19/2013 SIZE 100,000	—	(100,533)
	US 10YR NOTE (CBT) BOND	EX 09/19/2013 SIZE 100,000	—	158,366
	US 10YR NOTE (CBT) FUTR	EX 12/19/2013 SIZE 100,000	—	3,588
	US 10YR NOTE (CBT) FUTR	EX 06/19/2013 SIZE 100,000	—	76,091
	US 5YR NOTE (CBT) FUTR	EX 12/31/2013 SIZE 100,000	—	484,584
	US 5YR NOTE (CBT) FUTR	EX 09/30/2013 SIZE 100,000	—	(31,897)
	USD IRS 10YR PRIM FUTR	EX 12/16/2013 SIZE 1,000	—	(119,549)
	USD IRS 10YR PRIM FUTR	EX 09/16/2013 SIZE 1,000	—	146,818
	USD IRS 30YR PRIM FUTR	EX 12/16/2013 SIZE 1,000	—	(12,796)
	USD IRS 30YR PRIM FUTR	EX 06/17/2013 SIZE 1,000	—	19,936
	USD IRS 30YR PRIM FUTR	EX 09/16/2013 SIZE 1,000	—	67,726
	90DAY EURO$ FUTR	EX 12/15/2014 SIZE 2,500	—	21,080
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 05/31/2013 1	(8,355)	(2,709)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/16/2013 1	(17,083)	(2,958)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/16/2013 1	(6,675)	(1,305)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 09/24/2013 1	(15,520)	(5,056)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 04/16/2013 1	(22,883)	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 07/05/2013 1	(13,300)	—
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 07/05/2013 1	(12,390)	—
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 04/16/2013 1	(33,320)	(41,370)
	FOREIGN EXCHANGE OPTION - FX	CALL SCTY EX 09/24/2013 1	(10,480)	(17,712)
	INFLATION LINKED OPTION	CALL SCTY EX 09/29/2013 1	—	—
	SWAPTION - SOP	CALL SCTY EX 10/24/2013 1	(186)	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(490)	—
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(840)	(225)
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(700)	—
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(1,050)	(281)
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(2,648)	—
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(4,368)	(1,463)
	SWAPTION - SOP	PUT SCTY EX 10/24/2013 1	(318)	—
	SWAPTION - SOP	CALL SCTY EX 04/29/2013 1	(320)	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2013 1	(2,259)	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2013 1	(510)	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2013 1	(750)	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2013 1	(1,350)	—
	SWAPTION - SOP	CALL SCTY EX 03/18/2013 1	(2,835)	—
	SWAPTION - SOP	PUT SCTY EX 04/24/2013 1	(5,754)	—
	SWAPTION - SOP	CALL SCTY EX 06/17/2013 1	(2,256)	—
	SWAPTION - SOP	CALL SCTY EX 06/19/2013 1	(780)	—
	SWAPTION - SOP	CALL SCTY EX 06/19/2013 1	(1,390)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(3,007)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(2,278)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(8,485)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(2,739)	—
	SWAPTION - SOP	PUT SCTY EX 04/29/2013 1	(800)	—
	SWAPTION - SOP	PUT SCTY EX 06/17/2013 1	(4,708)	—
	SWAPTION - SOP	PUT SCTY EX 06/19/2013 1	(1,365)	—
	SWAPTION - SOP	PUT SCTY EX 06/19/2013 1	(1,390)	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2013 1	(7,176)	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2013 1	(2,168)	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2013 1	(4,250)	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2013 1	(3,600)	—
	SWAPTION - SOP	PUT SCTY EX 03/18/2013 1	(7,560)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(1,890)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(3,240)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(2,500)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(3,750)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(11,815)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(19,685)	—
	SWAPTION - SOP	PUT SCTY EX 04/29/2013 1	(10,348)	—
	SWAPTION - SOP	PUT SCTY EX 04/29/2013 1	(4,633)	—
	SWAPTION - SOP	PUT SCTY EX 04/29/2013 1	(2,625)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(6,370)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(55,975)	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(7,043)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(37,510)	—
	SWAPTION - SOP	CALL SCTY EX 04/02/2013 1	(41,188)	—
	SWAPTION - SOP	CALL SCTY EX 04/02/2013 1	(58,563)	—
	SWAPTION - SOP	PUT SCTY EX 06/03/2013 1	(13,910)	—
	SWAPTION - SOP	PUT SCTY EX 06/03/2013 1	(2,821)	—
	SWAPTION - SOP	PUT SCTY EX 10/28/2013 1	(20,230)	—
	SWAPTION - SOP	PUT SCTY EX 10/28/2013 1	(57,340)	(15,475)
	SWAPTION - SOP	CALL SCTY EX 07/02/2013 1	(8,280)	—
	SWAPTION - SOP	PUT SCTY EX 07/02/2013 1	(8,280)	—
	SWAPTION - SOP	CALL SCTY EX 07/02/2013 1	(17,460)	—
	SWAPTION - SOP	PUT SCTY EX 07/02/2013 1	(48,500)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(13,667)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(14,231)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(1,771)	—
	SWAPTION - SOP	PUT SCTY EX 07/24/2013 1	(3,616)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(15,930)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(9,900)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(9,075)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(2,100)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(5,610)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(24,210)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(8,400)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(6,425)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(3,600)	—
	SWAPTION - SOP	CALL SCTY EX 07/29/2013 1	(18,300)	—
	SWAPTION - SOP	CALL SCTY EX 09/03/2013 1	(2,835)	—
	SWAPTION - SOP	PUT SCTY EX 09/03/2013 1	(6,480)	—
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(24,945)	(57,800)
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(15,950)	(37,400)
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(17,160)	—
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(3,750)	—
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(10,500)	—
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(20,265)	(79,900)
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(16,680)	(40,800)
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(8,405)	(9,300)
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(11,340)	—
	SWAPTION - SOP	PUT SCTY EX 07/29/2013 1	(18,300)	(4,080)
	SWAPTION - SOP	PUT SCTY EX 09/30/2013 1	(224,981)	—
	SWAPTION - SOP	PUT SCTY EX 09/30/2013 1	(4,370)	—
	SWAPTION - SOP	PUT SCTY EX 11/29/2013 1	(8,700)	(210)
	SWAPTION - SOP	PUT SCTY EX 11/29/2013 1	(73,440)	(1,785)
	US 10YR FUT OPTN	PUT SCTY EX 08/23/2013 100,000	(12,278)	—
	US 10YR P129	PUT SCTY EX 04/26/2013 1,000	(2,823)	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2013
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT:
	TBA FNMA	4.00% 05/25/2044 13,000,000	(13,883,594)	(13,870,391)
	TBA FNMA	5.50% 05/25/2044 16,000,000	(17,439,375)	(17,399,375)
	TBA FNMA	3.50% 04/25/2044 7,000,000	(7,330,313)	(7,396,484)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4J)

(A)	(B)	(C)	(D)	(F)	(G)	(H)	(I)
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET (INCLUDE INTEREST RATE AND MATURITY IN CASE OF A LOAN)	PURCHASE PRICE	SELLING PRICE	EXPENSE INCURRED WITH TRANSACTION	COST OF ASSET	CURRENT VALUE OF ASSET ON TRANSACTION DATE	NET GAIN OR (LOSS)
SERIES OF TRANSACTIONS — SCHEDULE H, PART IV, LINE 4J
	BLACKROCK RUSSELL 2000 INDEX FD, 225 BUYS	VARIOUS		$—	$646,251,255	$646,251,255	$—
	BLACKROCK RUSSELL 2000 INDEX FD, 307 SELLS		VARIOUS	—	600,557,477	636,006,089	35,448,612
*	JPM CHASE & CO COM STOCK, 74 BUYS	VARIOUS		170,961	499,402,070	499,231,113	4
*	JPM CHASE & CO COM STOCK, 139 SELLS		VARIOUS	304,049	635,115,321	843,499,197	208,079,827
*	JPM U.S. GOV’T MM FD/CAPITAL SHARES, 1,594 BUYS	1.00		—	3,739,718,879	3,739,718,879	—
*	JPM U.S. GOV’T MM FD/CAPITAL SHARES, 1,672 SELLS		1.00	—	3,823,899,034	3,823,899,034	—
	U.S. OF AMERICA TREASURY NOTES TIPS, 109 BUYS	VARIOUS		—	694,860,804	694,860,804	—
	U.S. OF AMERICA TREASURY NOTES TIPS, 106 SELLS		VARIOUS	—	722,866,973	716,533,756	(6,333,217)
	U.S. OF AMERICA TREASURY NOTES 1.625%, 63 BUYS	VARIOUS		—	2,370,066,816	2,370,066,816	—
	U.S. OF AMERICA TREASURY NOTES 1.625%, 60 SELLS		VARIOUS	—	2,293,337,441	2,299,716,905	6,379,464
	U.S. OF AMERICA TREASURY NOTES 2.00%, 17 BUYS	VARIOUS		—	447,608,915	447,608,915	—
	U.S. OF AMERICA TREASURY NOTES 2.00%, 12 SELLS		VARIOUS	—	447,608,914	447,475,984	(132,930)
	U.S. OF AMERICA U.S. GOV'T FIXED, 70 BUYS	VARIOUS		—	687,347,335	687,347,335	—
	U.S. OF AMERICA U.S. GOV'T FIXED, 68 SELLS		VARIOUS	—	633,834,982	633,803,151	(31,831)

NOTE 1:
THE THRESHOLD FOR REPORTING TRANSACTIONS UNDER DEPARTMENT OF LABOR PROVISIONS IS FIVE PERCENT OF THE FAIR VALUE OF THE PLAN’S NET ASSETS AT THE BEGINNING OF THE YEAR OF $16,661,395,587. FIVE PERCENT OF THIS AMOUNT IS $833,069,779.

NOTE 2:	COLUMN ‘(E) LEASE RENTAL’ HAS BEEN OMITTED, AS THERE IS NO DATA TO REPORT IN THIS COLUMN.

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Mark W. O'Donovan
Mark W. O'Donovan

Managing Director and Corporate Controller
(Principal Accounting Officer)

Date: June 27, 2014

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	54